MANUALLY SIGNED

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.4 TO THE PRE-EFFECTIVE AMENDMENT NO. 2 TO THE FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

07043910

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

[redacted]

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Sugar Creek Financial Corp. (in organization)	0001382905
Exact name of registrant as specified in charter	Registrant CIK Number

Exhibit 99.4 to the Form SB-2	333-139332
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

PROCESSED
FEB 16 2007
THOMSON FINANCIAL

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Trenton, State of Illinois on February 9, 2007.

SUGAR CREEK FINANCIAL CORP.
(in organization)

By: ______________________
Robert J. Stroh, Jr.
Chairman, Chief Executive Officer and
Chief Financial Officer

00288150.WPD

PRO FORMA VALUATION UPDATE REPORT
MUTUAL HOLDING COMPANY STOCK
OFFERING

SUGAR CREEK FINANCIAL CORP.
Trenton, Illinois

Dated as Of:
February 2, 2007

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

February 2, 2007

Board of Directors
Tempo Bank
28 West Broadway
Trenton, Illinois 62293

Members of the Board of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be offered in connection with the mutual-to-stock conversion transaction described below.

This updated appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof. Our original appraisal report, dated December 1, 2006 (the "Original Appraisal"), is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

Description of Plan of Reorganization and Stock Offering

The Board of Directors of Tempo Bank ("Tempo" or the "Bank") has adopted a plan of reorganization, pursuant to which Tempo will reorganize into a mutual holding company structure. As part of the plan of reorganization, Tempo will convert from a federally-chartered mutual savings bank to a federally-chartered stock savings bank and will become a wholly-owned subsidiary of Sugar Creek Financial Corp. ("Sugar Creek Financial" or the "Company"), a federally-chartered mid-tier holding corporation, and Sugar Creek Financial will issue a majority of its common stock to Sugar Creek MHC (the "MHC"), a federally-chartered mutual holding company, and sell a minority of its common stock to the public. It is anticipated that the public shares will be offered in a subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering.

The aggregate amount of stock sold by the Company cannot exceed the appraised value of the Bank. Immediately following the offering, the primary assets of the Company will be the capital stock of the Bank and the net offering proceeds remaining after contributing proceeds to the Bank in exchange for 100% of the capital stock of the Bank. The Company will contribute at least 50% of the net offering proceeds in exchange for the Bank's capital stock. The remaining net offering proceeds, retained at the Company, will be used to fund a loan to the ESOP and as general working capital.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Tempo's financial condition, including financial data through December 31, 2006; (2) an updated comparison of Tempo's financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and, (3) a review of stock market conditions since the date of the Original Appraisal.

The estimated pro forma market value is defined as the price at which the Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Financial Results

The Original Appraisal detailed the Bank's relatively low equity position and low and declining level of earnings on a trailing twelve month basis, with such earnings impacted by the level of net interest income from the earning asset and costing liability base. The Bank's value was discounted, in part, due to these factors. This Update reveals a continuation of this trend of lower levels of net income through the period ending December 31, 2006.

Table 1 presents summary balance sheet and income statement details for the twelve months ended September 30, 2006 and updated financial information through December 31, 2006. Tempo's assets increased by $855,000, or 1.0%, from September 30, 2006 to December 31, 2006. Loans receivable represented the primary area of asset growth during this time period, which was largely offset by reduced balances of cash, cash equivalents and FHLB stock. The increase in loans receivable reflects the Bank's strategy of increased investment in higher yielding loans instead of lower yielding investments or cash. Cash and cash equivalents decreased from $4.4 million, or 5.4% of assets, at September 30, 2006 to $3.5 million, or 4.2%

Table 1
Tempo Bank
Recent Financial Data

	At Sept. 30, 2006		At Dec. 31, 2006	
	Amount ($000)	% of Assets (%)	Amount ($000)	% of Assets (%)
Balance Sheet Data				
Total assets	$82,200	100.0%	$83,055	100.0%
Cash, cash equivalents	4,404	5.4	3,452	4.2
FHLB stock	2,016	2.5	1;660	2.0
Loans receivable, net	74,507	90.6	76,429	92.0
Fixed Assets	891	1.1	876	1.1
Deposits	60,270	73.3	60,039	72.3
Borrowings	15,000	18.3	16,000	19.3
Total equity	6,045	7.4	6,050	7.3
	12 Months Ended Sept. 30, 2006		12 Months Ended Dec. 31, 2006	
	Amount ($000)	% of Avg. Assets (%)	Amount ($000)	% of Avg. Assets (%)
Summary Income Statement				
Interest income	$4,214	5.56%	$4,403	5.59%
Interest expense	(2,255)	(2.97)	(2,486)	(3.16)
Net interest income	$1,958	2.58%	1,916	2.43%
Provisions for loan losses	(13)	(0.01)	(13)	(0.01)
Net interest income after provision	$1,946	2.57%	1,904	2.42%
Non-interest operating income	100	0.13%	110	0.14%
Non-interest operating expense	(1,794)	(2.37)	(1,821)	(2.31)
Net operating income/(loss)	$252	(0.33%)	$193	0.25%
Net gain on serv. bureau sale	35	0.05%	19	0.02%
Income before taxes	$286	0.38%	$211	0.27%
Income taxes	(113)	(0.15)	(82)	(0.10)
Net income	$173	0.23%	$129	0.17%

Sources: Tempo's prospectus, audited and unaudited financial statements, and RP Financial calculations.

of assets, at December 31, 2006, while FHLB stock decreased from a total balance of $2.0 million, or 2.5% of assets, at September 30, 2006 to $1.7 million, or 2.0% of assets, at December 31, 2006. The loans receivable balance increased from $74.5 million, or 90.6% of assets, at September 30, 2006 to $76.4 million, or 92.0% of assets, at December 31, 2006.

Updated credit quality measures reflected little change during the second quarter, as Tempo's balance of non-performing assets declined from 1.08% of assets at September 30, 2006 to 0.93% of assets at December 31, 2006. The level of reserves as a percent of loans receivable remained constant at 0.17% at both September 30, 2006 and December 31, 2006.

There was little change in the Bank's funding composition during the three month period ending December 31, 2006, as total deposits decreased from $60.3 million, or 73.3% of assets, at September 30, 2006 to $60.0 million, or 72.3% of assets, at December 31, 2006. The balance of borrowings also increased modestly, by $1.0 million, to total $16.0 million at December 31, 2006. Total equity equaled $6.05 million, or 7.3% of assets, at December 31, 2006, an increase of $5,000 during the quarter. The increase in equity was due to net income reported during the three month period.

Tempo's operating results for the twelve months ended September 30, 2006 and December 31, 2006 are also set forth in Table 1. The Bank reported net income of $129,000 for the most recent twelve month period, a decline from $173,000 for the twelve months ended December 31, 2006.

The decrease in the net interest income ratio was attributable to higher funding costs, reflecting the more immediate impact of higher short-term interest rates on deposits costs relative to yields earned on less rate sensitive loans. Overall, Tempo's net interest income to average assets ratio decreased from 2.58% for the twelve months ended September 30, 2006 to 2.43% for the twelve months ended December 31, 2006.

Operating expenses as a percent of average assets decreased from 2.37% for the twelve months ended September 30, 2006 to 2.31% for the twelve months ended December 31, 2006. Overall, Tempo's lower net interest income and operating expense ratio provided for a slightly less favorable expense coverage ratio (net interest income divided by operating expenses) of 1.05x for the twelve months ended December 31, 2006, versus an expense coverage ratio of 1.09x expense ratio recorded for the twelve months ended September 30, 2006.

Non-interest operating income increased during the most recent twelve month period, which was mostly attributable to an increase in various fees and service charges, including fees related to lending operations. Total non-interest operating income equaled 0.14% of average assets for the twelve months ended December 31, 2006, versus 0.13% of average assets for the twelve months ended September 30, 2006. Overall, when factoring non-interest operating income into core earnings, the Bank's updated efficiency ratio of 89.9% (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) was less favorable than the 87.5% efficiency ratio recorded for the twelve months ended September 30, 2006.

Loan loss provisions equaled 0.01% of average assets for both twelve month periods shown in Table 1. The loss provisions recorded during the most recent twelve month period were identical to the previous period examined. As of September 30, 2006, the Bank maintained valuation allowances of $130,000, equal to 0.17% of net loans receivable.

Non-operating income decreased from 0.05% of average assets during the twelve months ended September 30, 2006 to 0.02% of average assets during the twelve months ended December 31, 2006. Gains on sale of service bureau stock remained the only component of the Bank's non-operating income.

There was a slight change in the Bank's effective tax rate, which equaled 39.6% for the twelve months ended September 30, 2006 and 39.0% for the twelve months ended December 31, 2006.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the financial characteristics and operating results for Tempo, the Peer Group and all publicly-traded thrifts. The Bank's and the Peer Group's ratios are based on financial results through December 31, 2006 or the most recent data available.

In general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal. Consistent with the Original Appraisal, the Bank's updated interest-earning asset ("IEA") composition reflected a lower concentration of cash and investments and a higher concentration of loans. Overall, the Bank continued to maintain a higher level of IEA than the Peer Group, as updated IEA ratios equaled 98.2% and 94.1% for the Bank and the Peer Group, respectively, primarily as a result of a lower investment in fixed assets.

The updated mix of deposits and borrowings maintained by Tempo and the Peer Group also did not change significantly from the Original Appraisal. Relative to the Peer Group, Tempo continued to maintain a higher level of deposits and a higher level of borrowings. Updated interest-bearing liabilities-to-assets ("IBL") ratios equaled 93.3% and 84.2% for the Bank and the Peer Group, respectively. The principal difference was the Bank's much lower tangible equity-to-assets ratio of 7.3%, which remained well below the comparable ratio of 13.6% for the Peer Group. Overall, Tempo's updated IEA/IBL ratio equaled 105.3%, which remained below the comparable Peer Group ratio of 111.8%. As discussed in the Original Appraisal, the additional equity realized from stock proceeds should serve to provide Tempo with an IEA/IBL ratio that is more comparable to the Peer Group's ratio, as the infusion of stock proceeds realized from the Bank's offering will serve to lower the level of IBL funding assets and will primarily be deployed into IEA.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of December 31, 2006

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Tempo Bank of Trenton, IL																				
December 31, 2006	4.2	2.0	92.0	72.3	19.3	0.0	7.3	0.0	7.3	0.0	11.71	-44.42	18.97	1.31	87.14	2.27	2.27	7.28	7.28	13.98
All Public Companies																				
Average	3.8	20.5	70.3	67.5	18.7	0.7	11.7	1.1	10.6	0.0	6.73	-1.87	10.22	6.74	2.70	3.99	3.37	9.84	9.76	16.91
Medians	2.6	18.2	72.1	68.9	16.6	0.0	10.0	0.2	8.7	0.0	5.49	-4.06	8.13	5.64	-0.74	3.40	2.97	8.90	8.82	14.11
State of IL																				
Averages	4.7	20.5	67.9	70.9	12.7	0.6	14.6	1.8	12.8	0.0	4.49	-12.75	10.56	11.81	-23.42	2.08	-1.21	13.94	12.02	18.08
Medians	3.2	20.6	68.1	67.3	10.8	0.3	11.3	1.6	10.9	0.0	2.35	-1.86	6.19	6.37	-13.05	0.38	-3.01	12.30	11.50	18.17
Comparable Group																				
Averages	2.6	24.8	66.7	69.8	14.2	0.2	14.5	0.9	13.6	0.0	5.56	-6.24	11.13	7.59	-2.94	0.62	0.60	12.98	11.59	20.54
Medians	2.4	24.7	65.2	68.4	12.2	0.0	13.8	0.2	13.8	0.0	5.80	-6.60	8.48	8.29	-4.08	0.00	0.18	14.90	11.37	19.48
Comparable Group																				
CHEV Cheviot Fin Cp MHC of OH(42.1)(1)	1.8	18.7	76.4	66.9	9.1	0.0	23.2	0.0	23.2	0.0	7.47	-0.30	9.36	15.42	-5.31	-6.07	-6.07	16.20	16.20	33.30
COBK Colonial Bank MHC of NJ (46.0)(1)	3.7	41.7	51.2	83.6	6.2	0.0	9.8	0.0	9.8	0.0	15.66	1.97	30.25	10.21	NM	3.51	3.51	NA	NA	NA
FFCO FedFirst Fin MHC of PA (45.8)(1)	1.7	31.0	61.7	50.3	30.7	0.0	16.3	0.4	15.9	0.0	0.43	-4.06	2.29	11.05	-17.30	-0.24	-0.24	NA	NA	24.67
GOV Gouverneur Bcp MHC of NY(42.8)(1)	1.9	9.0	82.9	55.7	27.1	0.0	15.3	0.0	15.3	0.0	6.42	-9.13	7.61	13.29	-4.08	6.32	6.32	14.90	14.90	26.70
GCBC Green Co Bcrp MHC of NY (44.4)	4.6	25.5	64.7	86.8	1.6	0.0	11.3	0.0	11.3	0.0	5.78	-12.96	14.93	5.89	0.00	5.42	5.42	NA	NA	19.65
HBOS Heritage Fn Gp MHC of GA(29.9)(1)	3.5	16.1	72.3	66.2	14.2	0.0	17.9	0.3	17.6	0.0	5.81	-14.20	11.51	5.26	20.09	-1.65	-3.10	NA	NA	19.30
JXSB Jcksnville Bcp MHC of IL(47.7)(1)	3.3	34.1	56.8	87.4	2.8	0.0	8.1	1.1	7.0	0.0	1.21	-1.85	3.89	6.37	-59.37	3.23	4.24	NA	7.42	12.72
KFFB KY Fst Fed Bp MHC of KY (44.5)(1)	0.7	30.9	60.3	51.4	23.6	0.0	23.8	5.7	18.1	0.0	-1.91	-14.43	5.94	-10.44	24.05	-3.60	-4.39	NA	NA	NA
NVSL Naug Vlly Fin MHC of CT (44.2)	1.9	17.0	74.5	69.9	16.6	0.0	12.3	0.0	12.3	0.0	16.42	8.62	18.87	20.08	20.03	0.24	0.30	NA	NA	14.73
PBHC Pathfinder BC MHC of NY (35.8)(1)	3.0	23.8	65.7	79.8	10.3	1.7	7.2	1.4	5.8	0.0	-1.67	-16.09	6.63	-1.22	-4.53	-0.99	0.06	7.84	7.84	13.26

(1) Financial information is for the quarter ending September 30, 2006.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2006

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Tempo Bank of Trenton, IL																			
December 31, 2006	0.17	5.59	3.16	2.43	0.01	2.42	0.00	0.00	0.14	0.14	2.31	0.00	0.02	0.00	5.71	3.59	2.11	4,371	39.00
All Public Companies																			
Averages	0.58	5.65	2.84	2.81	0.08	2.73	0.03	0.00	0.62	0.65	2.51	0.03	0.03	0.00	5.97	3.22	2.75	5,940	31.19
Medians	0.61	5.56	2.84	2.79	0.06	2.70	0.00	0.00	0.51	0.51	2.39	0.00	0.00	0.00	5.85	3.22	2.75	4,508	32.99
State of IL																			
Averages	0.50	5.49	2.63	2.87	0.11	2.75	0.07	-0.03	0.63	0.67	2.60	0.05	-0.01	0.00	5.84	3.12	2.72	9,324	32.22
Medians	0.57	5.48	2.65	2.86	0.05	2.78	0.05	-0.01	0.63	0.67	2.90	0.04	0.00	0.00	5.81	3.10	2.75	3,570	33.41
Comparable Group Average																			
Averages	0.48	5.30	2.39	2.90	0.06	2.84	0.03	0.00	0.68	0.71	2.83	0.02	-0.05	0.00	5.67	2.79	2.88	4,378	22.99
Medians	0.42	5.26	2.47	2.89	0.04	2.85	0.00	0.00	0.68	0.73	2.86	0.00	-0.01	0.00	5.62	2.86	2.95	3,826	23.16
Comparable Group																			
CHEV Cheviot Fin Cp MHC of OH(42.1)(1)	0.62	5.35	2.38	2.97	0.01	2.96	0.00	-0.01	0.20	0.19	2.25	0.00	-0.01	0.00	5.52	3.20	2.32	6,245	32.58
COBK Colonial Bank MHC of NJ (45.0)(1)	0.43	5.01	2.62	2.39	0.03	2.36	0.00	0.00	0.27	0.27	2.15	0.00	0.01	0.00	5.18	2.93	2.25	5,412	14.13
FFCO FedFirst Fin MHC of PA (45.8)(1)	-0.02	4.90	2.64	2.26	0.04	2.23	0.00	0.01	1.03	1.04	2.72	0.00	-0.25	0.00	5.19	3.22	1.98	NM	23.40
GOV Gouverneur Bcp MHC of NY(42.8)(1)	1.03	5.94	2.55	3.39	0.08	3.31	0.00	0.04	0.60	0.64	2.53	0.00	-0.14	0.00	6.29	3.08	3.21	3,826	36.92
GCBC Green Co Bcrp MHC of NY (44.4)	0.84	5.23	1.74	3.49	0.08	3.40	0.00	0.00	1.22	1.22	3.40	0.00	-0.11	0.00	5.47	1.97	3.50	3,288	29.73
HBOS Heritage Fn Gp MHC of GA(29.9)(1)	0.56	5.81	1.98	3.84	0.27	3.57	0.12	0.00	1.33	1.45	4.29	0.00	0.00	0.00	6.29	2.48	3.81	NM	23.16
JXSB Jcksnville Bcp MHC of IL(47.7)(1)	0.41	5.29	2.49	2.80	0.02	2.77	0.14	-0.03	0.75	0.86	3.11	0.03	0.03	0.00	5.62	2.76	2.86	2,378	21.48
KFFB KY Fst Fed Bp MHC of KY (44.5)(1)(3)	0.35	4.83	2.69	2.14	0.00	2.14	0.00	-0.02	0.10	0.08	1.66	0.05	0.00	0.00	NM	NM	NM	6,662	NM
NVSL Naug Vlly Fin MHC of CT (44.2)	0.38	5.43	2.44	2.98	0.05	2.93	0.00	0.00	0.52	0.51	3.00	0.01	0.00	0.00	5.81	2.86	2.95	NM	12.36
PBHC Pathfinder BC MHC of NY (35.8)(1)	0.23	5.19	2.41	2.78	0.04	2.75	0.08	-0.03	0.75	0.82	3.19	0.07	-0.04	0.00	5.64	2.62	3.03	2,838	13.11

(1) Financial information is for the quarter ending September 30, 2006.
(3) Income and expense information has been annualized from available financial information.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Updated growth rates for Tempo are based on annualized growth for the 9 months ended December 31, 2006, while the Peer Group's growth rates are based on growth for the twelve months ended December 31, 2006 or the latest 12 month period available. Updated asset growth rates continued to reflect stronger asset growth for the Bank, as Tempo recorded an 11.7% annualized increase in assets compared to a 5.6% increase in assets for the Peer Group. Asset growth for the Bank was in the loans receivable balance, offset by a decline in cash and investments. Comparatively, asset growth for the Peer Group continued to be sustained by loan growth, which was in part funded with redeployment of cash and investments.

Borrowings, and to a lesser extent, deposit growth funded the increase in assets for the Bank. Asset growth for the Peer Group was funded by deposit growth, along with additional borrowings. The Bank posted an increase in equity, due to continuing operating income. The Peer Group's slight equity growth reflected profitable operations net of dividends and stock repurchases. As set forth in the Original Appraisal, the Peer Group's equity growth rate was slowed by factors that currently do not impact the Bank's equity growth, such as dividend payments and stock repurchases, while the Bank continued to record operating losses.

Table 3 displays comparative operating results for Tempo and the Peer Group, based on their respective earnings for the twelve months ended December 31, 2006 or the latest date available. Updated profitability relative to average assets for the Bank and the Peer Group equaled 0.17% and income of 0.48%, respectively. Higher net interest income and higher non-interest operating income continued to support the Peer Group's more profitable operations.

In terms of core earnings strength, updated expense coverage ratios posted by Tempo and the Peer Group equaled 1.05x and 1.02x, respectively. The Bank's stronger expense coverage ratio continued to be realized through maintenance of a lower expense ratio (2.31% versus 2.83% for the Bank), offset in part by a lower net interest income ratio (2.43% versus 2.90% for the Peer Group). A lower interest expense ratio continued to account for the Peer Group's higher net interest income ratio.

Non-interest operating income remained a larger source of earnings for the Peer Group, as such income amounted to 0.71% and 0.14% of the Peer Group's and the Bank's average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Tempo's core earnings strength relative to the Peer Group's, the Bank's updated efficiency ratio of 89.9% remained less favorable than the Peer Group's efficiency ratio of 78.4%.

Loan loss provisions remained a larger factor in the Peer Group's updated earnings, as loan loss provisions established by the Bank and the Peer Group equaled 0.01% and 0.06% of average assets, respectively.

Net gains from the sale of assets remained insignificant for the Bank and the Peer Group, at a gain of 0.02% of average assets for the Bank and a loss of 0.05% for the Peer Group. Extraordinary items remained a non-factor in the Bank's and the Peer Group's updated earnings.

3. Stock Market Conditions

Since the date of the Original Appraisal, the performance of the broader stock market was positive. Merger news and favorable economic reports provided a boost to stocks in early-December 2006. The Dow Jones Industrial Average ("DJIA") traded to record highs in mid- and late-December, as stocks benefited from some robust economic reports and investors betting on a strong finish for the year. Lower oil prices helped to sustain the positive trend in stocks at the start of 2007, which was followed by a mild pullback due to weakness in technology stocks. Optimism about the economy and some favorable earnings reports helped to lift the DJIA to a record high heading into late-January, which was followed by a one day sell-off on a weak housing report and concerns about higher rates. Stocks traded in a narrow range in advance of the Federal Reserve meeting at the end of January. On February 2, 2007, the DJIA closed at 12653.49 or 3.8% higher since the date of the Original Appraisal and the NASDAQ closed at 2475.9 or 2.6% higher since the date of the Original Appraisal.

Thrift issues also had a mixed performance since the date of the Original Appraisal. Merger news, including Bank of New York's announced merger with Mellon Financial Corp., sparked gains in thrift stocks in early-December 2006. Thrift stocks traded in a narrow range through mid-December, as the Federal Reserve left interest rates unchanged as expected. An upbeat report on home sales helped thrift and bank stocks participate in the broader market rally in late-December. Thrift stocks traded lower at the start of 2007, as a favorable employment report for December reduced expectations of the Federal Reserve cutting interest rates. Mixed fourth quarter earnings reports and investor nervousness ahead of the Federal Reserve rate meeting provided for a choppy trading market for thrift issues in mid- and late-January 2007. On February 2, 2007, the SNL Index for all publicly-traded thrifts closed at 1,829.9, which was 2.1% higher since the date of the Original Appraisal, while the SNL MHC index for all publicly-traded MHCs closed at 3,878.4, which was 1.1% higher since the date of the Original Appraisal. Certain weakness in the thrift market was noted for smaller thrifts, including smaller MHCs, as the SNL index for thrifts with assets less than $250 million declined by 2.3% between December 1, 2006 and February 2, 2007.

Consistent with the SNL index for smaller publicly-traded thrifts, the updated pricing measures for the Peer Group reflected a decline since the date of the Original Appraisal. The Peer Group's updated fully-converted pricing measures continued to reflect P/E multiples that were higher and P/B ratios that were lower than the comparable averages for all publicly-traded thrifts Since the date of the Original Appraisal, the Peer Group companies were evenly divided between companies that were trading at lower or higher prices as of February 2, 2007. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on market prices as of December 1, 2006 and February 2, 2007. The Peer Group's pricing measures reflect implied pricing ratios on a fully-converted basis.

Table 4
Tempo Bank
Average Pricing Characteristics

	At Dec. 1, 2006	At Feb. 2, 2007	% Change
Peer Group(1)			
Price/Earnings (x)	25.03x	24.23x	(3.2%)
Price/Core Earnings (x)	24.67	23.46	(4.9)
Price/Book (%)	90.53%	89.80%	(0.8)
Price/Tangible Book(%)	93.87	93.14	(0.8)
Price/Assets (%)	21.63	21.30	(1.5)
Avg. Mkt. Capitalization ($Mil)	$77.19	$76.66	(0.7)
All Publicly-Traded Thrifts			
Price/Earnings (x)	19.24x	19.91x	3.6%
Price/Core Earnings (x)	19.74	20.76	5.2
Price/Book (%)	153.74%	151.82%	(1.3)
Price/Tangible Book(%)	173.26	171.23	(1.2)
Price/Assets (%)	18.22	18.23	0.1
Avg. Mkt. Capitalization ($Mil)	$425.31	$427.73	0.6
Recent Mutual Holding Company Conversions(2)			
Price/Core Earnings (x)	53.60x	37.10x	(30.8%)
Price/Tangible Book (%)	78.60%	79.50%	1.2%

(1) Pricing ratios for the Peer Group are on a fully converted basis.
(2) Ratios are based on conversions completed for prior three months.

As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 5, one standard conversion offering, two second-step conversion offerings and four mutual holding company offerings were completed during the past three months. The average pro forma price/tangible book ratio of the recent mutual holding company offerings, the offerings considered to be more relevant for purposes of Tempo's pro forma pricing, equaled 79.5% on a fully-converted basis at closing. The average gross proceeds of these MHC offerings was $41.5 million, well above the valuation range of Tempo. In addition, three of the four MHC offerings were conducted by thrifts that operate on the East Coast in metropolitan areas, while the remaining MHC was located in a rural part of Michigan. That offering, MainStreet Financial, raised $3.6 million and closed at a fully-converted pro forma price/tangible book ratio of 69.1%. MainStreet's stock price was $10.00, or equal to its IPO price, at February 2, 2007.

Shown in Table 6 are the current pricing ratios of the three recent conversions that are publicly-traded on NASDAQ or an exchange and are fully-converted companies. Based on closing market prices as of February 2, 2007, the average P/TB ratio of the recent publicly-traded conversions equaled 106.92%.

<u>*Summary of Adjustments*</u>

In the Original Appraisal, we made the following adjustments to Tempo's pro forma value based upon our comparative analysis to the Peer Group:

Table 7
Valuation Adjustments

Key Valuation Parameters:	PreviousValuation Adjustment
Financial Condition	Slight Downward
Profitability, Growth and Viability of Earnings	Significant Downward
Asset Growth	Slight Downward
Primary Market Area	No Adjustment
Dividends	Slight Downward
Liquidity of the Shares	Slight Downward
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

The Original Appraisal applied certain valuation adjustments to the Bank, including the financial condition and recent operating results through September 30, 2006. This Update examines the more recent financial results through December 31, 2006, and we have revisited the original valuation adjustments to account for the updated information, leading to the following

Table 5
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: % Off Incl. Fdn. Benefit Plans			Insider Purchases	Initial
Institution	Conver. Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Dividend Yield (%)
Standard Conversions																	
Hampden Bancorp, Inc., MA*	1/17/07	HBNK-NASDAQ	$ 483	6.73%	1.01%	81%	$ 75.7	100%	132%	2.4%	S	5.0%	8.0%	4.0%	10.0%	2.2%	0.00%
Averages - Standard Conversions:			$ 483	6.73%	1.01%	81%	$ 75.7	100%	132%	2.4%	N.A.	N.A.	8.0%	4.0%	10.0%	2.2%	0.00%
Medians - Standard Conversions:			$ 483	6.73%	1.01%	81%	$ 75.7	100%	132%	2.4%	N.A.	N.A.	8.0%	4.0%	10.0%	2.2%	0.00%
Second Step Conversions																	
Osage Bancshares, Inc., OK	1/18/07	OSBK-NASDAQ	$ 117	11.31%	0.08%	1751%	$ 25.1	70%	100%	3.2%	N.A.	N.A.	8.0%	2.9%	7.2%	2.6%	3.81%
Westfield Financial, Inc., MA*	1/4/07	WFD-AMEX	$ 837	13.97%	0.08%	757%	$ 184.0	58%	115%	1.6%	N.A.	N.A.	4.0%	3.4%	8.5%	0.6%	1.80%
Averages - Second Step Conversions:			$ 477	12.64%	0.08%	1254%	$ 104.6	64%	108%	2.4%	N.A.	N.A.	6.0%	3.1%	7.8%	1.7%	2.81%
Medians - Second Step Conversions:			$ 477	12.64%	0.08%	1254%	$ 104.6	64%	108%	2.4%	N.A.	N.A.	6.0%	3.1%	7.8%	1.7%	2.81%
Mutual Holding Company Conversions																	
Oritani Financial Corp., NJ	1/24/07	ORIT-NASDAQ	$ 1,069	14.24%	0.04%	1675%	$ 121.7	30%	132%	1.6%	C/S	1MM/8.67%	12.3%	6.1%	15.3%	2.8%	0.00%
Polonia Bancorp, PA	1/16/07	PBCP-OTCBB	$ 167	7.11%	0.15%	298%	$ 14.9	45%	132%	5.7%	N.A.	N.A.	8.7%	4.4%	10.9%	10.8%	0.00%
MSB Financial Corp., NJ*	1/5/07	MSBF-NASDAQ	$ 276	7.12%	0.66%	51%	$ 25.3	45%	132%	3.2%	N.A.	N.A.	8.0%	4.4%	10.9%	5.2%	0.00%
MainStreet Financial Corp., MI*	12/27/06	MSFN-OTCBB	$ 115	5.31%	1.00%	49%	$ 3.6	47%	95%	18.6%	N.A.	N.A.	8.0%	0.0%	0.0%	9.2%	0.00%
Averages - Mutual Holding Company Conversions:			$ 407	8.45%	0.46%	518%	$ 41.3	42%	123%	7.2%	NA	NA	9.2%	3.7%	9.3%	7.0%	0.00%
Medians - Mutual Holding Company Conversions:			$ 222	7.12%	0.41%	174%	$ 20.1	45%	132%	4.4%	NA	NA	8.4%	4.4%	10.9%	7.2%	0.00%
Averages - All Conversions:			$ 438	9.40%	0.43%	666%	$64.3	56%	120%	5.2%	NA	NA	8.1%	3.6%	9.0%	4.8%	0.80%
Medians - All Conversions:			$ 276	7.12%	0.15%	298%	$25.3	47%	132%	3.2%	NA	NA	8.0%	4.0%	10.0%	2.8%	0.00%

Institution	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price							
	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 2/2/07 ($)	% Change (%)
Standard Conversions															
Hampden Bancorp, Inc., MA*	81.0%	46.9x	14.5%	0.3%	17.9%	1.7%	$10.00	$12.82	28.2%	$12.50	25.0%	$12.37	23.7%	$12.37	23.7%
Averages - Standard Conversions:	81.0%	46.9x	14.5%	0.3%	17.9%	1.7%	$10.00	$12.82	28.2%	$12.50	25.0%	$12.37	23.7%	$12.37	23.7%
Medians - Standard Conversions:	81.0%	46.9x	14.5%	0.3%	17.9%	1.7%	$10.00	$12.82	28.2%	$12.50	25.0%	$12.37	23.7%	$12.37	23.7%
Second Step Conversions															
Osage Bancshares, Inc., OK	103.0%	34.2x	25.9%	0.6%	25.1%	3.0%	$10.00	$9.95	-0.5%	$9.95	-0.5%	$9.75	-2.5%	$9.75	-2.5%
Westfield Financial, Inc., MA*	111.2%	34.0x	31.7%	0.9%	28.5%	3.3%	$10.00	$10.70	7.0%	$10.75	7.5%	$10.90	9.0%	$10.90	9.0%
Averages - Second Step Conversions:	107.1%	34.1x	28.8%	0.8%	26.8%	3.1%	$10.00	$10.33	3.2%	$10.35	3.5%	$10.33	3.3%	$10.33	3.3%
Medians - Second Step Conversions:	107.1%	34.1x	28.8%	0.8%	26.8%	3.1%	$10.00	$10.33	3.2%	$10.35	3.5%	$10.33	3.3%	$10.33	3.3%
Mutual Holding Company Conversions															
Oritani Financial Corp., NJ	82.8%	32.7x	28.8%	0.7%	21.5%	3.2%	$10.00	$15.97	59.7%	$15.35	53.5%	$15.40	54.0%	$15.40	54.0%
Polonia Bancorp, PA	82.8%	45.7x	16.9%	0.3%	13.3%	2.0%	$10.00	$10.10	1.0%	$10.01	0.1%	$10.05	0.5%	$10.05	0.5%
MSB Financial Corp., NJ*	83.3%	33.0x	17.4%	0.5%	13.8%	3.3%	$10.00	$12.30	23.0%	$12.10	21.0%	$11.93	19.3%	$11.93	19.3%
MainStreet Financial Corp., MI*	69.1%	NM	6.4%	-0.2%	6.6%	-2.9%	$10.00	$11.00	10.0%	$11.00	10.0%	$9.75	-2.5%	$10.00	0.0%
Averages - Mutual Holding Company Conversions:	79.5%	37.1x	17.4%	0.3%	13.8%	1.4%	$10.00	$12.34	23.4%	$12.12	21.2%	$11.78	17.8%	$11.85	18.5%
Medians - Mutual Holding Company Conversions:	82.8%	33.0x	17.1%	0.4%	13.6%	2.6%	$10.00	$11.65	16.5%	$11.55	15.5%	$10.99	9.9%	$10.99	9.9%
Averages - All Conversions:	87.6%	37.7x	20.2%	0.5%	18.1%	2.0%	$10.00	$11.83	18.3%	$11.67	16.7%	$11.45	14.5%	$11.49	14.9%
Medians - All Conversions:	82.8%	34.1x	17.4%	0.5%	17.9%	3.0%	$10.00	$11.00	10.0%	$11.00	10.0%	$10.90	9.0%	$10.90	9.0%

Note: * - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

February 2, 2007

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 6
Market Pricing Comparatives
Prices As of February 2, 2007

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (X)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Financial Characteristics(6): Equity/ Assets (%)	Financial Characteristics(6): NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	19.29	427.73	0.85	13.27	19.91	151.82	18.23	171.23	20.76	0.40	2.03	33.71	3,003	12.04	0.54	0.60	6.04	0.58	5.71
Special Selection Grouping(8)	11.01	160.47	0.22	10.38	33.62	106.92	26.02	106.92	33.62	0.15	1.43	0.00	561	24.02	0.55	0.53	2.59	0.54	2.62
State of IL	22.47	358.29	0.66	17.39	26.64	124.56	18.02	148.28	27.56	0.48	2.07	46.93	2,308	14.56	0.60	0.50	3.85	0.51	3.85
Comparable Group																			
Special Comparative Group(8)																			
HBNK Hampden Bancorp, Inc. of MA	12.37	98.34	0.21	12.35	NM	100.16	17.94	100.16	NM	0.00	0.00	0.00	548	17.91	1.01	0.29	1.62	0.30	1.70
WFD New Westfield Fin. Inc. of MA	10.90	347.97	0.15	9.07	NM	120.18	34.90	120.18	NM	0.20	1.83	NM	997	29.04	0.08	0.56	3.18	0.56	3.18
OSBK Osage Bancshares, Inc. of OK	9.75	35.10	0.29	9.71	33.62	100.41	25.23	100.41	33.62	0.24	2.46	NM	139	25.12	NA	0.75	2.99	0.75	2.99

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Converted Last 3 Mths (no MHC);

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

conclusions.

The factors concerning the valuation parameters of primary market area, dividends, management and effect of government regulations and regulatory reform did not change since the Original Appraisal. Accordingly, those parameters were not discussed further in this update.

In terms of financial condition, the Bank's pro forma balance sheet strength, which takes into account the increase in equity and liquidity that will be realized from the infusion of the net stock proceeds, remained less favorable to the Peer Group's balance sheet strength. The updated recent developments of the Bank through December 31, 2006 revealed a similar asset and liability structure of the Bank, with a lower equity/assets ratio in comparison to the Peer Group. The lower equity/assets ratio, which is expected to remain following completion of the offering, represents an unfavorable comparative factor in relation to the Peer Group. A significant downward adjustment remained appropriate for earnings, based on the Bank's continued lower level of reported and core earnings on a trailing twelve month basis with such earnings continuing to decline in the most recent quarter. This declining earnings trend was noted in the Original Appraisal and was a primary reason for the downward valuation adjustment applied. The Bank continues to experience a decline in the net interest income ratio, along with lower non-interest income and lower operating expenses in relation to the Peer Group. The Peer Group's potential for asset growth remained stronger than Bank's, based on the implied pro forma equity position of Tempo. Accordingly, a slight downward adjustment remained appropriate for the Bank's asset growth.

The general market for thrift stocks reflected various changes since the date of the Original Appraisal, as the SNL Index for all publicly-traded thrifts increased modestly, while the SNL MHC index increased by a lower amount, and the SNL index for smaller thrifts with assets less than $250 million declined by 2.3%. More specifically, the updated pricing measures for the Peer Group also declined since the date of the Original Appraisal, reflecting weakness in the smaller, publicly-traded MHC institutions. The aftermarket trading performance of the four mutual holding company offerings completed during the past three months has been positive, although only one is trading well above its IPO price and two companies are trading at or close to their IPO prices. In general, the aftermarket trading performance of the larger thrift offerings has been more favorable compared to the smaller offerings, which have a less liquid trading market for their stocks. In terms of liquidity of the Bank's shares, the potential for a lower number of shares to be outstanding results in a continued slight downward adjustment for liquidity of the shares.

Overall, taking into account the foregoing factors, we believe that a decrease in the Bank's estimated pro market value as set forth in the Original Appraisal is appropriate.

Basis of Valuation. Fully-Converted Pricing Ratios

Consistent with the Original Appraisal, to calculate the fully-converted pricing information for mutual holding companies, the reported financial information for the Peer Group companies has been adjusted as follows: (1) all shares owned by the mutual holding company are assumed to be sold at the current trading price in a second-step conversion; (2) the gross proceeds from such a sale are adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of mutual holding company institutions; (3) net proceeds are assumed to be reinvested at market rates on an after-tax basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the Peer Group companies are adjusted by the impact of the assumed second-step conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 8 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the public mutual holding company institutions that form the Peer Group.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Tempo's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the offering and the related pricing ratios, the changes to the valuation parameters utilized in the Original Appraisal reflected updated market data and the Bank's financial data through December 31, 2006. In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters utilized in the Original Appraisal did not change in this update, including expenses, benefit plan assumptions and the tax rate.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a "technical" analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Bank will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 8

Calculation of Implied Per Share Data -- Incorporating MHC Second Step Conversion
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2006

	Current Ownership			Current Per Share Data (MHC Ratios)					Impact of Second Step Conversion (4)				Pro Forma Per Share Data (Fully Converted)(4)					Pro Forma(5)	
	Total Shares (000)	Public Shares (000)	MHC Shares (000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Share Price ($)	Gross Procds(1) ($000)	Net Incr. Capital(2) ($000)	Net Incr. Income(3) ($000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Public Pct. (%)	Dilution (%)
Publicly-Traded MHC Institutions																			
CHEV Cheviot Fin Cp MHC of OH(42.1)	9,423	3,968	5,455	0.19	0.20	7.70	7.70	33.14	13.15	71,733	61,691	1,204	0.32	0.33	14.25	14.25	39.69	42.1	0.0
COBK Colonial Bank MHC of NJ (46.0)	4,522	2,080	2,442	0.33	0.32	8.19	8.19	83.78	14.30	34,921	30,032	586	0.46	0.45	14.83	14.83	90.42	46.0	0.0
FFCO FedFirst Fin MHC of PA (45.8)	6,803	3,071	3,732	-0.01	0.06	6.79	6.63	41.69	9.40	35,081	30,169	589	0.08	0.15	11.22	11.06	46.12	45.1	0.0
GCBC Green Co Bcrp MHC of NY (44.4)	4,147	1,841	2,306	0.62	0.67	8.51	8.51	75.31	14.88	34,313	29,509	576	0.76	0.81	15.63	15.63	82.43	44.4	0.0
GOV Gouverneur Bcp MHC of NY(42.8)	2,292	981	1,311	0.57	0.62	8.66	8.66	56.75	12.00	15,732	13,530	264	0.69	0.74	14.56	14.56	62.65	42.8	0.0
HBOS Heritage Fn Gp MHC of GA(29.9)	11,170	3,357	7,813	0.18	0.18	6.10	6.01	34.07	16.41	128,211	110,262	2,152	0.37	0.37	15.97	15.88	43.94	30.1	0.0
JXSB Jcksnville Bcp MHC of IL(47.7)	1,985	947	1,038	0.52	0.50	10.57	9.12	130.59	13.25	13,754	11,828	231	0.64	0.62	16.53	15.08	136.55	47.7	0.0
KFFB KY Fst Fed Bp MHC of KY (44.5)	8,474	3,794	4,680	0.11	0.11	7.50	5.70	31.45	10.16	47,549	40,892	798	0.20	0.20	12.33	10.53	36.28	44.8	0.0
NVSL Naug Vlly Fin MHC of CT (44.2)	7,500	3,317	4,183	0.19	0.19	6.81	6.79	55.16	12.75	53,333	45,867	895	0.31	0.31	12.93	12.91	61.28	44.2	0.0
PBHC Pathfinder BC MHC of NY (35.8)	2,465	881	1,584	0.27	0.31	8.67	7.01	120.89	13.60	21,542	18,526	362	0.42	0.46	16.19	14.53	128.41	35.7	0.0

(1) Gross proceeds calculated as stock price multiplied by the number of shares owned by the mutual holding company (i.e., non-public shares).
(2) Net increase in capital reflects gross proceeds less offering expenses, contra-equity account for leveraged ESOP and deferred compensation account for restricted stock plan. For institutions with assets at the MHC level, the net increase in capital also includes consolidation of MHC assets with the capital of the institution concurrent with hypothetical second step.

Offering expense percent	2.00
ESOP percent purchase	8.00
Recognition plan percent	4.00

(3) Net increase in earnings reflects after-tax reinvestment income (assumes ESOP and recognition plan do not generate reinvestment income), less after-tax ESOP amortization and recognition plan vesting:

After-tax reinvestment	3.18
ESOP loan term (years)	10
Recog. plan vesting (yrs)	5
Effective tax rate	34.00

(4) Figures reflect adjustments to "non-grandfathered" companies to reflect dilutive impact of cumulative dividends waived by the MHC (reflect FDIC policy regarding waived dividends).
(5) Reflects pro forma ownership position of minority stockholders after taking into account the OTS and FDIC policies regarding waived dividends assuming a hypothetical second step. For OTS "grandfathered" companies, dilution reflects excess waived dividends and MHC assets. For all other companies, dilution reflects all waived dividends and MHC assets.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Bank's shareholders. However, we have considered the impact of the Bank's adoption of SOP 93-6 in the determination of pro forma market value.

Based on the foregoing, we have concluded that, as of February 2, 2007, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued to the public as well as to the MHC, is equal to $9,000,000.

1. P/E Approach. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Bank's reported earnings equaled $129,000 for the twelve months ended December 31, 2006. In deriving Tempo's core earnings, the only adjustment made to reported earnings was to eliminate $19,000 of net gains on the sale of the service bureau investment that occurred in 2006. As shown below, on a tax effected basis, assuming application of an effective marginal tax rate of 39%, the Bank's core earnings were determined to equal $117,000 for the twelve months ended December 31, 2006. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Table 9
Tempo Bank
Derivation of Core Earnings

	Amount ($000)
Net income (12 Months Ended 12/31/06)	$129
Less: Gain on sale of serv. bureau stock(1)	(12)
Core earnings estimate	$117

(1) Tax effected at 39%.

Based on Tempo's reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Bank's pro forma reported and core P/E multiples (fully-converted basis) at the $9.0 million revised midpoint value equaled 42.65 times and 45.13 times, respectively, which provided for premiums of 76.0% and 72.3% relative to the Peer Group's average reported and core P/E multiples (fully-converted basis) of 24.23 times and 26.19 times, respectively (see Table 4.6). These are above the premiums of 33.2% and 47.3% relative to the Peer Group's average reported and core P/E multiples (fully-converted basis) as contained in the Original Appraisal, and reflect the lower reported and core income for the most recent twelve month period for the Bank. The implied premiums reflected in the Bank's pro forma reported and core P/E multiples take into consideration the Bank's resulting pro forma P/B and P/TB ratios. The Bank's conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 10, and the pro forma calculations are detailed in Exhibits 3 and 4.

On an MHC reported basis, the Bank's reported and core P/E multiples at the midpoint value of $9.0 million (fully converted basis) equaled 60.76 times and 65.92 times, respectively. The Bank's reported and core P/E multiples provided for premiums of 158.4% and 190.5% relative to the Peer Group's average reported and core P/E multiples of 23.51 times and 22.69 times, respectively. The Bank's implied MHC pricing ratios relative to the MHC pricing ratios for the Peer Group are shown in Table 11, and the pro forma calculations are detailed in Exhibits 5 and Exhibit 6.

2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $9.0 million proposed midpoint value, the Bank's pro forma P/B and P/TB ratios (fully-converted basis) both equaled 67.76%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 89.8% and 93.1%, respectively, Tempo's updated ratio reflected a discount of 24.5% on a P/B basis and a discount of 27.3% on a P/TB basis (versus discounts of 23.5% and 26.2% from the Peer Group's P/B and P/TB ratios at the midpoint as indicated in the Original Appraisal). See Table 10 for pro forma pricing information for the Company and the Peer Group on a fully-converted basis. RP Financial considered the discounts under the P/B and P/TB approaches to be reasonable in light of the Bank's resulting P/E and P/CE multiples.

On an MHC reported basis, the Bank's P/B and P/TB ratios at the $9.0 million midpoint value both equaled 101.23%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 167.12% and 177.89%, respectively, Tempo's updated ratios were discounted by 39.4% on a P/B basis and 43.1% on a P/TB basis (versus discounts of 38.2% and 41.9% at the midpoint from the Peer Group's P/B and P/TB ratios as indicated in the Original appraisal). See Table 11 for pro forma pricing information for the Company and the Peer Group on a nominal basis.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent mutual holding company offerings. As indicated in the Original Appraisal, the pricing characteristics of recent mutual holding company offerings are not the primary determinate of value. Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The three recently completed mutual holding company offerings had an average closing pro forma price/tangible book ratio of 79.5% (fully-converted basis). In comparison, the Bank's P/TB ratio of 67.8% at the proposed midpoint value reflects an implied discount of 14.7% relative to the average closing pro forma P/TB ratio of the recent mutual holding company offerings. At the top of the superrange, the Bank's P/TB ratio of 75.2% reflected an implied

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 10

MHC INSTITUTIONS -- IMPLIED PRICING RATIOS FULL CONVERSION BASIS
MHCs and the Comparables
As of February 2, 2007

	Fully Converted Implied Value: Price/ Share(1) ($)	Implied Market Val(8) ($Mil)	Per Share (8): Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	Pricing Ratios(3): P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4): Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
Tempo Bank, Trenton, IL																			
Supermaximum	$10.00	$11.90	$0.21	$13.31	48.70	75.18	12.82	75.18	51.19	$0.00	0.00	0.00	$93	17.08	0.98	0.28	1.54	0.25	1.47
Maximum	10.00	10.35	0.22	13.98	45.71	71.52	11.31	71.52	48.18	$0.00	0.00	0.00	91	15.82	0.97	0.25	1.56	0.23	1.48
Midpoint	10.00	9.00	0.23	14.76	42.65	67.76	9.97	67.76	45.13	$0.00	0.00	0.00	90	14.71	0.99	0.23	1.59	0.22	1.50
Minimum	10.00	7.65	0.26	15.81	39.11	63.25	8.59	63.25	41.57	$0.00	0.00	0.00	89	13.57	1.00	0.22	1.62	0.21	1.52
All Public Companies(7)																			
Averages	19.29	427.73	0.85	13.27	19.91	151.82	18.23	171.23	20.76	0.40	2.03	33.71	3,003	12.04	0.54	0.60	6.04	0.58	5.71
Medians	16.09	105.86	0.62	11.23	17.08	137.60	15.01	164.06	17.93	0.32	2.08	36.36	783	10.35	0.31	0.60	5.68	0.65	5.82
All Non-MHC State of IL(7)																			
Averages	24.31	427.44	0.70	18.76	27.02	124.40	19.60	148.88	27.91	0.51	2.03	53.03	2,718	15.85	0.65	0.51	3.60	0.53	3.64
Medians	17.90	105.62	0.40	13.32	25.69	128.99	16.74	129.62	28.90	0.28	2.08	20.67	341	12.98	0.53	0.72	3.56	0.72	3.56
Publicly-Traded MHC Institutions, Full Conversion Basis																			
Averages	12.99	76.66	0.44	14.44	24.23	89.80	21.30	93.14	26.19	0.26	2.02	40.01	343	23.50	0.32	0.64	2.88	0.67	3.02
Medians	13.20	64.31	0.41	14.70	20.70	88.14	19.77	94.40	25.47	0.29	2.20	48.39	329	22.17	0.30	0.55	2.51	0.55	2.63
Publicly-Traded MHC Institutions, Full Conversion Basis																			
CHEV Cheviot Fin Cp MHC of OH(42.1)	13.15	123.91	0.33	14.25	NM	92.28	33.13	92.28	39.85	0.28	2.13	NM	374	35.90	NA	0.84	2.22	0.86	2.29
COBK Colonial Bank MHC of NJ (46.0)	14.30	64.66	0.45	14.83	31.09	96.43	15.82	96.43	31.78	0.00	0.00	0.00	409	16.40	0.04	0.55	3.15	0.54	3.08
FFCO FedFirst Fin MHC of PA (45.8)	9.40	63.95	0.15	11.22	NM	83.78	20.38	84.99	NM	0.00	0.00	0.00	314	24.33	0.44	0.18	0.72	0.33	1.35
GOV Gouverneur Bcp MHC of NY(42.8)	12.00	27.50	0.74	14.56	17.39	82.42	19.15	82.42	16.22	0.30	2.50	40.54	144	23.24	0.53	1.14	4.83	1.22	5.17
GCBC Green Co Bcrp MHC of NY (44.4)	14.88	61.71	0.81	15.63	19.58	95.20	18.05	95.20	18.37	0.50	3.36	61.73	342	18.96	0.02	0.94	4.95	1.00	5.28
HBOS Heritage Fn Gp MHC of GA(29.9)	16.41	183.30	0.37	15.97	NM	102.76	37.35	103.34	NM	0.24	1.46	64.86	491	36.35	0.22	0.86	2.31	0.86	2.31
JXSB Jcksnville Bcp MHC of IL(47.7)	13.25	26.30	0.62	16.53	20.70	80.16	9.70	87.86	21.37	0.30	2.26	48.39	271	12.11	0.30	0.47	3.96	0.46	3.83
KFFB KY Fst Fed Bp MHC of KY (44.5)	10.16	86.10	0.20	12.33	NM	82.40	28.00	96.49	NM	0.40	3.94	NM	307	33.99	0.53	0.55	1.62	0.55	1.62
NVSL Naug Vlly Fin MHC of CT (44.2)	12.75	95.63	0.31	12.93	NM	98.61	20.81	98.76	NM	0.20	1.57	64.52	460	21.10	0.15	0.54	2.40	0.54	2.40
PBHC Pathfinder BC MHC of NY (35.8)	13.60	33.52	0.46	16.19	32.38	84.00	10.59	93.60	29.57	0.41	3.01	NM	317	12.61	0.62	0.33	2.62	0.36	2.86

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing twelve month data, adjusted to omit non-operating gains and losses on a tax effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 11

Public Market Pricing
MHCs and the Comparables
As of February 2, 2007

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
Tempo Bank, Trenton, IL																			
Supermaximum	$10.00	$5.36	$0.14	$8.42	73.89	118.71	13.08	118.71	79.74	$0.00	0.00	0.00	$87	11.52	1.02	0.18	1.60	0.17	1.49
Maximum	10.00	4.66	0.15	9.10	67.19	109.89	11.98	109.89	72.65	$0.00	0.00	0.00	86	10.90	1.03	0.18	1.64	0.16	1.51
Midpoint	10.00	4.05	0.16	9.88	60.76	101.23	10.48	101.23	65.92	$0.00	0.00	0.00	86	10.35	1.04	0.17	1.67	0.16	1.54
Minimum	10.00	3.44	0.20	11.03	50.81	90.67	8.95	90.67	55.05	$0.00	0.00	0.00	85	9.88	1.04	0.18	1.78	0.16	1.65
All Public Companies(7)																			
Averages	19.29	427.73	0.85	13.27	19.91	151.82	18.23	171.23	20.76	0.40	2.03	33.71	3,003	12.04	0.54	0.60	6.04	0.58	5.71
Medians	16.09	105.86	0.62	11.23	17.08	137.60	15.01	164.06	17.93	0.32	2.08	36.36	783	10.35	0.31	0.60	5.68	0.65	5.82
All Non-MHC State of IL(7)																			
Averages	24.31	427.44	0.70	18.76	27.02	124.40	19.60	148.88	27.91	0.51	2.03	53.03	2,718	15.85	0.65	0.51	3.60	0.53	3.64
Medians	17.90	105.62	0.40	13.32	25.69	128.99	16.74	129.62	28.90	0.28	2.08	20.67	341	12.98	0.53	0.72	3.56	0.72	3.56
Comparable Group Averages																			
Averages	12.99	31.04	0.32	7.95	23.51	167.12	24.52	177.89	22.69	0.26	2.02	16.49	304	14.52	0.32	0.48	3.62	0.51	3.87
Medians	13.20	29.31	0.26	7.95	24.00	163.82	21.85	174.73	22.21	0.29	2.20	48.39	305	13.80	0.30	0.41	3.04	0.40	3.28
State of IL																			
BFIN BankFinancial Corp. of IL	17.90	437.89	0.48	13.32	37.29	134.38	27.20	149.42	37.29	0.28	1.56	58.33	1,610	20.24	0.53	0.72	3.56	0.72	3.56
FBTC First BancTrust Corp of IL	11.56	27.10	0.40	11.27	25.69	102.57	9.29	106.45	28.90	0.24	2.08	60.00	292	9.06	0.84	0.38	4.04	0.34	3.59
FCLF First Clover Leaf Fin Cp of IL	11.64	105.62	0.19	10.26	NM	113.45	31.00	129.62	NM	0.24	2.06	NM	341	27.32	0.28	0.82	3.17	0.91	3.54
FFBI First Federal Bancshares of IL(7)	22.84	28.53	0.45	17.55	NM	130.14	8.39	139.87	NM	0.48	2.10	NM	340	6.45	0.38	0.16	2.64	0.16	2.64
MAFB MAF Bancorp, Inc. of IL	46.47	1528.68	2.65	32.59	18.08	142.59	13.75	229.54	17.54	1.08	2.32	40.75	11,120	9.64	0.46	0.75	8.11	0.78	8.36
PFED Park Bancorp of Chicago IL	33.99	37.90	-0.23	26.35	NM	128.99	16.74	128.99	NM	0.72	2.12	NM	226	12.98	1.16	-0.11	-0.86	-0.11	-0.86
Comparable Group																			
CHEV Cheviot Fin Cp MHC of OH(42.1)	13.15	52.18	0.20	7.70	NM	170.78	39.68	170.78	NM	0.28	2.13	NM	312	23.23	NA	0.60	2.41	0.63	2.53
COBK Colonial Bank MHC of NJ (46.0)	14.30	29.74	0.32	8.19	NM	174.60	17.07	174.60	NM	0.00	0.00	0.00	379	9.78	0.04	0.43	4.15	0.41	4.03
FFCO FedFirst Fin MHC of PA (45.8)	9.40	28.87	0.06	6.79	NM	138.44	22.55	141.78	NM	0.00	0.00	0.00	284	16.29	0.44	-0.02	-0.15	0.15	0.89
GOV Gouverneur Bcp MHC of NY(42.8)	12.00	11.77	0.62	8.66	21.05	138.57	21.15	138.57	19.35	0.30	2.50	20.71	130	15.26	0.53	1.04	6.79	1.13	7.38
GCBC Green Co Bcrp MHC of NY (44.4)	14.88	27.39	0.67	8.51	24.00	174.85	19.76	174.85	22.21	0.50	3.36	33.13	312	11.30	0.02	0.84	7.54	0.91	8.15
HBOS Heritage Fn Gp MHC of GA(29.9)	16.41	55.09	0.18	6.10	NM	269.02	48.17	273.04	NM	0.24	1.46	NM	381	17.90	0.22	0.54	2.93	0.54	2.93
JXSB Jcksnville Bcp MHC of IL(47.7)	13.25	12.55	0.50	10.57	25.48	125.35	10.15	145.29	26.50	0.30	2.26	28.62	259	8.09	0.30	0.40	5.09	0.39	4.89
KFFB KY Fst Fed Bp MHC of KY (44.5)	10.16	38.55	0.11	7.50	NM	135.47	32.31	178.25	NM	0.40	3.94	NM	267	23.85	0.53	0.35	1.47	0.35	1.47
NVSL Naug Vlly Fin MHC of CT (44.2)	12.75	42.29	0.19	6.81	NM	187.22	23.11	187.78	NM	0.20	1.57	NM	414	12.35	0.15	0.37	2.80	0.37	2.80
PBHC Pathfinder BC MHC of NY (35.8)	13.60	11.58	0.31	8.67	NM	156.86	11.25	194.01	NM	0.41	3.01	NM	298	7.17	0.62	0.22	3.16	0.25	3.63

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

discount of 5.5% relative to the average closing P/TB ratio of the recent MHC offerings. Such discounts are considered appropriate given the Bank's smaller size, less favorable financial characteristics, smaller market capitalization, more rural market area and lower stock liquidity.

3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the revised midpoint of the valuation range, $9.0 million, Tempo's fully-converted pro forma P/A ratio equaled 9.97%. In comparison to the Peer Group's average P/A ratio (fully-converted basis) of 21.3%, Tempo's P/A ratio indicated a discount of 53.2% (versus a discount of 51.1% at the midpoint valuation in the Original Appraisal).

On an MHC reported basis, Tempo's pro forma P/A ratio at the $9.0 million proposed revised midpoint value equaled 10.48%. In comparison to the Peer Group's average P/A ratio of 24.52%, Tempo's P/A ratio indicated a discount of 57.3% (versus a discount of 55.3% at the midpoint valuation in the Original Appraisal).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of February 2, 2007, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including shares to be issued to the MHC, equaled $9,000,000 at the midpoint, equal to 900,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $7,650,000 and a maximum value of $10,350,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 765,000 at the minimum and 1,035,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a super maximum value of $11,902,500 without a resolicitation. Based on the $10.00 per share offering price, the super maximum value would result in total shares outstanding of 1,190,250.

The Board of Directors has established a public offering range such that the public ownership of the Bank will constitute a 45.0% ownership interest. Accordingly, the offering to the public of the minority stock will equal $3,442,500 at the minimum, $4,050,000 at the midpoint, $4,657,500 at the maximum and $5,356,130 at the supermaximum of the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 10 and are detailed in Exhibit 3 and Exhibit 4; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 11 and are detailed in Exhibits 5 and 6.

Respectfully submitted,

RP® FINANCIAL, LC.

William E. Pommerening
CEO and Managing Director

James J. Oren
Senior Vice President

LIST OF EXHIBITS

EXHIBITS

EXHIBIT I

Stock Prices
As of February 2, 2007

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A
Weekly Thrift Market Line - Part One
Prices As Of February 2, 2007

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2006(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(128)	20.63	26,554	519.1	22.68	17.93	20.34	1.13	6.23	-0.24	1.11	1.02	15.00	13.32	164.06
SAIF-Insured Thrifts(128)	20.63	26,554	519.1	22.68	17.93	20.34	1.13	6.23	-0.24	1.11	1.02	15.00	13.32	164.06
NYSE Traded Companies(13)	28.67	104,360	2,490.7	31.69	24.10	27.90	1.99	5.91	-0.97	2.22	1.65	18.97	15.96	232.85
AMEX Traded Companies(5)	18.91	10,691	131.3	21.14	15.78	19.45	-1.17	12.65	0.59	1.07	1.18	14.25	13.43	157.66
NASDAQ Listed OTC Companies(110)	19.72	17,676	293.5	21.63	17.26	19.45	1.13	5.96	-0.19	0.97	0.94	14.54	12.98	155.85
California Companies(10)	32.04	17,492	751.4	35.16	27.32	31.31	1.69	4.24	-1.02	2.94	2.08	21.47	21.17	277.80
Florida Companies(5)	15.68	29,358	448.1	18.13	13.83	15.28	1.57	0.19	-0.21	0.92	0.77	9.74	8.80	172.73
Mid-Atlantic Companies(35)	19.41	62,030	1,144.2	21.12	16.79	19.10	1.22	5.44	0.14	1.00	1.00	13.02	10.67	149.71
Mid-West Companies(42)	20.32	9,971	200.6	22.41	17.93	20.10	0.86	3.94	-0.47	1.05	1.02	16.15	14.42	171.25
New England Companies(16)	19.22	17,178	272.7	20.97	17.19	19.00	1.04	13.85	2.08	0.59	0.65	15.37	13.56	129.62
North-West Companies(5)	23.95	23,196	536.9	25.20	18.62	23.59	1.61	24.73	1.60	1.38	1.30	13.59	12.62	127.44
South-East Companies(12)	18.86	11,371	141.3	20.97	16.21	18.72	0.96	2.18	-2.50	0.89	0.86	13.65	12.50	131.78
South-West Companies(2)	14.66	13,995	248.4	17.85	12.70	14.50	0.52	13.47	-9.06	0.48	0.20	12.20	8.80	136.70
Western Companies (Excl CA)(1)	20.50	7,557	154.9	24.60	18.75	20.04	2.30	-9.25	2.55	0.25	0.54	14.51	14.51	291.61
Thrift Strategy(122)	20.16	22,952	422.1	22.22	17.53	19.90	1.09	6.21	-0.27	1.08	0.99	14.90	13.25	161.05
Mortgage Banker Strategy(4)	24.22	141,580	3,477.6	26.95	21.75	23.88	1.36	6.25	-1.78	1.30	1.12	15.42	11.96	191.53
Real Estate Strategy(1)	10.98	7,720	84.8	10.98	9.70	10.80	1.67	0.83	3.88	0.81	0.80	9.07	9.07	118.18
Diversified Strategy(1)	70.69	6,642	469.5	70.85	57.22	67.65	4.49	12.89	5.62	4.51	4.68	31.37	31.15	451.63
Companies Issuing Dividends(112)	21.12	28,224	561.0	23.18	18.43	20.83	1.14	6.44	-0.40	1.20	1.12	15.32	13.55	164.78
Companies Without Dividends(16)	17.10	14,526	217.2	19.04	14.33	16.84	1.05	4.70	0.94	0.46	0.33	12.68	11.66	158.85
Equity/Assets <6%(11)	18.55	28,337	627.5	20.44	16.21	18.16	1.52	1.51	1.12	1.18	1.10	12.97	12.13	246.87
Equity/Assets 6-12%(81)	22.95	17,545	424.0	25.28	19.94	22.62	1.15	3.49	-0.70	1.37	1.24	15.96	14.29	190.87
Equity/Assets >12%(36)	16.13	45,628	700.5	17.60	14.00	15.95	0.98	13.34	0.43	0.53	0.54	13.43	11.50	85.27
Converted Last 3 Mths (no MHC)(3)	11.01	14,491	160.5	12.65	9.37	11.07	-0.67	26.20	4.04	0.21	0.22	10.38	10.38	46.28
Actively Traded Companies(10)	28.61	62,992	1,681.2	31.05	25.03	27.97	2.04	7.75	-0.02	1.39	1.46	19.03	16.19	211.85
Market Value Below $20 Million(3)	10.38	1,589	16.5	12.18	9.11	10.36	0.22	-9.16	0.84	-0.51	-0.80	9.35	9.35	138.43
Holding Company Structure(122)	20.80	27,720	543.3	22.83	18.09	20.50	1.14	6.66	-0.33	1.13	1.05	15.11	13.35	164.17
Assets Over $1 Billion(52)	24.10	59,087	1,182.8	26.53	20.94	23.52	1.86	3.19	-1.49	1.47	1.25	16.05	13.01	187.32
Assets $500 Million-$1 Billion(40)	21.32	6,257	107.7	23.23	18.37	21.23	0.72	8.47	0.98	1.19	1.17	15.69	14.51	175.74
Assets $250-$500 Million(26)	14.71	4,102	54.6	16.15	12.97	14.64	0.40	11.08	0.51	0.63	0.64	12.28	11.90	119.02
Assets less than $250 Million(10)	15.07	2,212	26.9	17.28	13.30	14.88	0.89	0.46	-0.77	0.30	0.25	13.59	13.43	111.46
Goodwill Companies(88)	22.61	33,604	684.0	24.80	19.51	22.27	1.21	6.21	-0.86	1.30	1.19	16.07	13.75	176.92
Non-Goodwill Companies(37)	16.71	7,417	108.6	18.40	14.86	16.53	1.03	6.09	1.89	0.71	0.66	12.91	12.91	137.81
Acquirors of FSLIC Cases(4)	30.07	29,992	1,046.0	32.28	25.21	29.07	2.25	0.51	-0.01	1.76	1.37	21.06	20.80	235.46

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 2, 2007

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(40)	14.96	19,439	132.0	15.94	12.29	14.89	0.32	21.96	1.63	0.26	0.27	7.65	7.27	59.39
SAIF-Insured Thrifts(40)	14.96	19,439	132.0	15.94	12.29	14.89	0.32	21.96	1.63	0.26	0.27	7.65	7.27	59.39
AMEX Traded Companies(1)	12.00	2,292	11.8	14.35	11.10	12.17	-1.40	6.67	-4.00	0.57	0.62	8.66	8.66	56.75
NASDAQ Listed OTC Companies(39)	15.04	19,903	135.3	15.98	12.32	14.96	0.37	22.37	1.79	0.25	0.26	7.63	7.23	59.46
California Companies(1)	19.21	14,126	101.1	19.39	12.07	19.26	-0.26	57.46	1.91	0.37	0.37	6.59	6.28	53.50
Mid-Atlantic Companies(23)	13.92	20,906	129.8	15.13	11.83	13.92	-0.13	19.44	2.20	0.24	0.26	7.58	7.16	58.89
Mid-West Companies(6)	17.90	32,579	202.1	18.70	14.47	17.67	0.60	17.04	1.85	0.29	0.30	8.70	8.15	66.52
New England Companies(6)	13.36	12,644	78.9	14.08	11.18	13.13	1.78	14.29	0.15	0.30	0.30	7.41	7.14	61.23
South-East Companies(2)	17.18	12,489	73.1	17.70	12.53	17.01	0.98	32.75	-1.49	0.29	0.29	6.35	6.20	45.76
South-West Companies(1)	17.20	25,789	199.6	17.45	14.25	17.25	-0.29	72.00	1.53	0.11	0.10	8.25	8.25	60.37
Western Companies (Excl CA)(1)	17.40	15,189	107.7	17.99	12.60	17.19	1.22	37.88	1.40	0.38	0.33	7.21	7.21	50.54
Thrift Strategy(39)	14.96	19,439	132.0	15.94	12.29	14.89	0.32	21.96	1.63	0.26	0.27	7.65	7.27	59.39
Companies Issuing Dividends(27)	15.39	17,331	125.5	16.47	12.63	15.28	0.47	17.94	0.37	0.34	0.34	7.82	7.27	60.80
Companies Without Dividends(13)	14.16	23,494	144.7	14.91	11.65	14.14	0.03	29.68	4.06	0.10	0.14	7.33	7.28	56.67
Equity/Assets <6%(1)	14.84	5,914	32.0	15.52	10.55	15.00	-1.07	12.00	-1.07	-1.25	-1.25	5.65	5.22	132.88
Equity/Assets 6-12%(11)	17.44	16,787	159.7	18.44	14.36	17.21	1.03	15.26	0.56	0.45	0.48	8.70	7.98	88.66
Equity/Assets >12%(28)	13.92	21,082	124.2	14.90	11.48	13.90	0.08	25.17	2.19	0.24	0.24	7.29	7.05	44.18
Holding Company Structure(36)	14.96	19,513	134.0	15.99	12.37	14.88	0.33	21.33	1.67	0.26	0.27	7.73	7.32	61.04
Assets Over $1 Billion(9)	20.48	53,607	409.5	21.73	16.50	20.26	0.74	34.98	4.97	0.37	0.36	8.52	7.96	64.99
Assets $500 Million-$1 Billion(11)	15.23	16,421	97.5	15.60	11.78	15.05	1.19	30.20	0.79	0.13	0.13	6.98	6.87	58.35
Assets $250-$500 Million(19)	12.66	7,544	39.7	13.76	10.85	12.68	-0.22	12.94	0.97	0.27	0.30	7.59	7.12	57.72
Assets less than $250 Million(1)	12.00	2,292	11.8	14.35	11.10	12.17	-1.40	6.67	-4.00	0.57	0.62	8.66	8.66	56.75
Goodwill Companies(18)	14.75	17,067	106.7	15.87	11.95	14.68	0.34	17.49	-0.81	0.22	0.23	7.57	6.72	67.64
Non-Goodwill Companies(22)	15.14	21,360	152.5	16.00	12.57	15.05	0.31	25.57	3.61	0.29	0.31	7.72	7.72	52.71
MHC Institutions(40)	14.96	19,439	132.0	15.94	12.29	14.89	0.32	21.96	1.63	0.26	0.27	7.65	7.27	59.39
MHC Converted Last 3 Months(3)	12.33	17,799	87.1	14.10	12.27	12.55	-2.09	17.17	20.99	0.22	0.24	6.73	6.73	45.32

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 2, 2007

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outstanding (000)	Market Capitalization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2006(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	30.29	98,212	2,974.8	31.95	27.25	29.40	3.03	6.09	0.43	1.78	1.73	12.38	10.49	219.47
BFF	BFC Financial Corp. of FL	6.17	35,847	221.2	8.16	4.35	6.25	-1.28	7.49	-7.22	0.38	0.03	4.69	2.28	206.16
BBX	BankAtlantic Bancorp of FL	13.22	61,034	806.9	15.99	12.31	13.19	0.23	-2.94	-4.27	0.25	0.19	8.60	7.23	106.43
DSL	Downey Financial Corp. of CA	73.78	27,854	2,055.1	77.30	59.08	70.76	4.27	16.13	1.65	7.37	6.39	50.35	50.24	581.94
FED	FirstFed Financial Corp. of CA	69.23	16,648	1,152.5	69.70	49.57	68.07	1.70	16.94	3.37	7.74	7.50	42.33	42.25	559.36
FBC	Flagstar Bancorp, Inc. of MI	14.78	63,605	940.1	17.06	13.85	14.72	0.41	-0.67	-0.40	1.43	1.11	12.81	12.81	237.72
GLK	Great Lakes Bancorp, Inc of NY	13.60	10,915	148.4	21.14	13.16	14.10	-3.55	-22.06	-3.13	-0.01	-0.01	12.49	11.36	79.64
NDE	IndyMac Bancorp, Inc. of CA	39.88	73,017	2,911.9	50.50	37.05	37.93	5.14	-1.38	-11.69	4.70	-1.28	27.78	26.24	403.95
NYB	New York Community Bcrp of NY	17.26	295,351	5,097.8	18.23	15.69	16.52	4.48	4.23	7.20	0.73	0.88	12.57	4.90	97.93
NAL	NewAlliance Bancshares of CT	16.48	109,554	1,805.4	16.96	13.55	16.06	2.62	14.60	0.49	0.45	0.46	12.44	7.84	66.16
PFB	PFF Bancorp, Inc. of Pomona CA	33.86	24,610	833.3	39.49	30.80	32.97	2.70	9.16	-1.88	2.29	2.29	16.28	16.23	187.52
PFS	Provident Fin. Serv. Inc of NJ	18.40	63,234	1,163.5	18.94	17.16	18.04	2.00	0.00	1.49	0.87	0.87	16.02	9.22	92.10
SOV	Sovereign Bancorp, Inc. of PA	25.73	476,800	12,268.1	26.60	19.47	24.70	4.17	29.30	1.34	0.91	1.29	17.91	6.33	189.62
AMEX Traded Companies															
CNY	Carver Bancorp, Inc. of NY	16.35	2,511	41.1	18.12	15.25	16.39	-0.24	5.69	4.94	0.89	1.42	19.42	17.10	310.47
FDT	Federal Trust Corp of FL	10.12	9,352	94.6	12.25	9.71	10.12	0.00	-15.10	0.20	0.41	0.39	5.77	5.77	78.05
GOV	Gouverneur Bcp MHC of NY(42.8)	12.00	2,292	11.8	14.35	11.10	12.17	-1.40	6.67	-4.00	0.57	0.62	8.66	8.66	56.75
NFD	New Westfield Fin. Inc. of MA	10.90	31,924	348.0	11.13	7.01	11.00	-0.91	45.72	3.42	0.15	0.15	9.07	9.07	31.23
TSH	Teche Hlding Cp of N Iberia LA	48.38	2,213	107.1	54.40	39.00	51.00	-5.14	23.26	-6.06	3.31	3.37	28.74	26.99	309.87
WSB	Washington SB, FSB of Bowie MD	8.79	7,454	65.5	9.80	7.95	8.75	0.46	3.66	0.46	0.61	0.59	8.24	8.24	58.68
NASDAQ Listed OTC Companies															
ABBC	Abington Com Bcp MHC PA (42.9)(8)	19.56	15,288	128.3	19.74	13.20	19.13	2.25	45.54	1.98	0.44	0.45	7.46	7.46	60.52
ALLBD	Alliance Bank MHC of PA (45.0)	9.65	7,225	31.4	13.79	10.15	10.24	-5.76	-21.80	-10.32	0.23	0.27	6.71	6.71	54.32
ASBI	Ameriana Bancorp of IN	12.55	3,127	39.2	14.50	12.00	12.65	-0.79	0.40	-3.98	0.10	0.07	10.93	10.66	153.09
ABNJ	American Bancorp of NJ	11.82	13,107	154.9	12.39	10.25	11.75	0.60	14.20	-1.34	0.14	0.14	8.59	8.59	40.00
ABCW	Anchor BanCorp Wisconsin of WI	29.67	21,787	646.4	32.07	28.11	29.28	1.33	-2.43	2.95	1.96	1.85	15.18	14.27	205.70
ACFC	Atl Cst Fed Cp of GA MHC(36.8)	17.95	13,808	91.2	18.40	14.05	17.49	2.63	23.79	-1.54	0.39	0.39	6.59	6.38	57.44
BCSB	BCSB Bankcorp MHC of MD (36.5)	14.84	5,914	32.0	15.52	10.55	15.00	-1.07	12.00	-1.07	-1.25	-1.25	5.65	5.22	132.88
BKMU	Bank Mutual Corp of WI	11.95	60,277	720.3	12.76	11.00	11.75	1.70	7.08	-1.32	0.36	0.34	8.75	7.82	57.40
BFIN	BankFinancial Corp. of IL	17.90	24,463	437.9	18.50	14.67	17.59	1.76	20.38	0.51	0.48	0.48	13.32	11.98	65.81
BKUNA	BankUnited Fin. Corp. of FL	28.29	36,720	1,038.8	32.00	24.25	27.19	4.05	2.46	1.18	2.58	2.27	21.08	20.30	376.11
BFBC	Benjamin Frkln Bncrp Inc of MA	15.30	8,250	126.2	16.94	13.00	14.80	3.38	10.47	-6.13	0.57	0.70	13.26	8.80	110.75
BHLB	Berkshire Hills Bancorp of MA	34.52	8,713	300.8	39.67	32.34	33.55	2.89	4.61	3.17	1.29	1.60	29.63	15.70	246.72
BRBI	Blue River Bancshares of IN	5.98	3,507	21.0	7.00	5.65	6.00	-0.33	6.41	-1.97	0.41	0.41	5.12	4.15	61.15
BOFI	Bofi Holding, Inc. Of CA	7.11	8,269	58.8	8.23	6.09	6.91	2.89	-10.00	2.60	0.35	0.31	8.01	8.01	97.15
BYFC	Broadway Financial Corp. of CA	10.52	1,625	17.1	11.50	10.02	10.61	-0.85	-4.28	0.19	1.05	0.98	10.38	10.38	174.73
BRKL	Brookline Bancorp, Inc. of MA	13.47	61,584	829.5	15.91	12.48	13.28	1.43	-9.72	2.28	0.34	0.33	9.47	8.64	38.53
BFSB	Brooklyn Fed MHC of NY (30.0)	14.05	13,225	55.8	14.15	11.07	13.90	1.08	26.58	6.44	0.39	0.39	6.18	6.18	30.63
CITZ	CFS Bancorp, Inc of Munster IN	14.90	11,134	165.9	15.16	13.80	14.80	0.68	0.40	1.71	0.48	0.44	11.84	11.72	112.66
CFFN	Capitol Fd Fn MHC of KS (29.5)	40.37	74,032	881.6	40.42	31.50	39.09	3.27	26.95	5.08	0.65	0.65	11.66	11.66	110.75
CEBK	Central Bncrp of Somerville MA	32.31	1,591	51.4	36.20	28.25	31.65	2.09	13.37	-0.15	1.12	0.87	25.20	23.80	349.52
CFBK	Central Federal Corp. of OH	7.40	4,544	33.6	8.50	7.01	7.38	0.27	-2.12	0.54	-0.17	-0.22	6.45	6.45	45.54
CHEV	Cheviot Fin Cp MHC of OH(42.1)	13.15	9,423	52.2	13.47	11.50	13.20	-0.38	13.85	-0.53	0.19	0.20	7.70	7.70	33.14
CBNK	Chicopee Bancorp, Inc. of MA	15.71	7,439	116.9	15.76	14.11	15.65	0.38	57.10	0.38	-0.34	-0.34	14.58	14.58	60.52
CZWI	Citizens Comm Bncorp Inc of WI	9.63	7,117	68.5	11.12	6.93	9.61	0.21	31.38	-1.53	0.18	0.18	10.74	9.70	44.02
CTZN	Citizens First Bancorp of MI	27.37	8,153	223.1	32.43	22.58	26.71	2.47	7.29	-10.96	1.06	1.09	21.35	19.80	218.14
CSBC	Citizens South Banking of NC	13.09	8,105	106.1	13.86	11.92	13.07	0.15	6.86	1.16	0.67	0.67	10.61	6.70	91.72
CSBK	Clifton Svg Bp MHC of NJ(43.3)	12.31	29,560	157.7	12.35	10.16	12.25	0.49	18.37	0.98	0.09	0.09	6.52	6.52	27.83
CFCP	Coastal Fin. Corp. of SC(8)	16.15	21,717	350.7	17.04	11.12	15.98	1.06	24.81	-3.58	0.87	0.89	5.20	5.20	76.41
COBK	Colonial Bank MHC of NJ (46.0)	14.30	4,522	29.7	14.78	10.69	14.45	-1.04	38.43	1.71	0.33	0.32	8.19	8.19	83.78
CFFC	Community Fin. Corp. of VA	12.43	4,287	53.3	12.97	10.51	12.01	3.50	12.08	6.06	0.97	0.97	8.66	8.66	104.02
DCOM	Dime Community Bancshars of NY	13.38	36,456	487.8	15.36	13.04	13.36	0.15	-9.04	-4.50	0.84	0.80	7.97	6.45	87.05
ESBF	ESB Financial Corp. of PA	11.34	12,854	145.8	13.00	10.30	10.92	3.85	-10.78	3.09	0.68	0.82	10.04	6.54	149.24
ESBK	Elmira Svgs Bank, FSB of NY	29.65	1,330	39.4	31.81	23.16	29.50	0.51	20.77	-1.98	2.07	2.32	18.25	18.05	270.90
FFDF	FFD Financial Corp of Dover OH	18.45	1,106	20.4	22.46	15.00	17.80	3.65	-8.35	5.37	1.60	1.47	17.11	17.11	145.15
FMCO	FMS Fin Corp. of Burlington NJ(8)	32.14	6,516	209.4	36.50	15.50	32.06	0.25	83.66	1.39	0.85	0.85	12.02	11.81	186.15
FFCO	FedFirst Fin MHC of PA (45.8)	9.40	6,803	28.9	10.85	8.89	9.67	-2.79	3.87	-3.09	-0.01	0.06	6.79	6.63	41.69
FSBI	Fidelity Bancorp, Inc. of PA	18.95	2,981	56.5	20.02	17.13	19.00	-0.26	1.34	1.66	1.36	1.13	15.10	14.19	247.81
FBTC	First BancTrust Corp of IL	11.56	2,344	27.1	13.49	10.95	11.70	-1.20	-6.40	-2.03	0.45	0.40	11.27	10.86	124.37

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 2, 2007

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(5) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2006(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
FBEI First Bancorp of Indiana of IN	17.75	1,553	27.6	22.79	16.02	17.55	1.14	-19.68	-10.40	0.45	0.33	18.41	17.22	196.33
FBSI First Bancshares, Inc. of MO	17.25	1,552	26.8	18.24	15.80	17.35	-0.58	-3.85	-0.86	-0.04	0.07	17.04	16.84	146.31
FCAP First Capital, Inc. of IN	18.24	2,846	51.9	20.65	15.94	18.24	0.00	13.01	-1.67	1.28	1.20	15.29	13.25	158.72
FCLF First Clover Leaf Fin Cp of IL	11.64	9,074	105.6	12.46	6.97	11.56	0.69	67.24	1.22	0.17	0.19	10.26	8.98	37.55
FCFL First Community Bk Corp of FL	20.60	3,835	79.0	22.25	18.51	19.65	4.83	9.05	9.05	0.96	0.97	8.54	8.43	96.90
FDEF First Defiance Fin. Corp of OH	29.16	7,142	208.3	30.70	25.09	28.68	1.67	6.07	-3.60	2.18	2.00	22.38	16.99	213.93
FFNM First Fed of N. Michigan of MI	9.15	3,035	27.8	10.08	9.00	9.15	0.00	-2.66	0.55	0.29	0.30	11.71	10.37	94.36
FFBH First Fed. Bancshares of AR	24.77	4,838	119.8	25.75	21.60	23.30	6.31	0.45	1.85	1.53	1.50	15.62	15.62	176.20
FFBI First Federal Bancshares of IL(8)	22.84	1,249	28.5	24.00	17.05	22.74	0.44	20.08	0.93	0.45	0.45	17.55	16.33	272.08
FFSX First Federal Bankshares of IA	21.41	3,411	73.0	22.90	20.60	21.40	0.05	3.18	-1.34	0.85	0.76	20.43	15.00	176.09
FFCH First Fin. Holdings Inc. of SC	36.42	12,065	439.4	41.50	29.80	34.89	4.39	19.29	-7.04	2.27	2.17	15.58	13.69	220.06
FFHS First Franklin Corp. of OH	17.50	1,686	29.5	18.90	14.35	17.03	2.76	6.45	12.90	0.65	0.87	15.00	15.00	191.94
FKFS First Keystone Fin., Inc of PA	20.54	2,028	41.7	21.25	16.47	19.73	4.11	2.70	5.08	0.51	0.64	14.13	14.13	257.87
FMSB First Mutual Bncshrs Inc of WA	22.25	6,674	148.5	24.91	20.02	22.25	0.00	9.07	-4.01	1.65	1.34	10.49	10.49	161.71
FNFG First Niagara Fin. Group of NY	14.88	110,719	1,647.5	15.43	13.38	14.49	2.69	7.83	0.13	0.85	0.85	12.41	5.54	72.79
FPTB First PacTrust Bancorp of CA	27.80	4,404	122.4	30.51	27.30	27.61	0.69	-0.57	0.32	1.07	1.07	18.33	18.33	184.71
FPFC First Place Fin. Corp. of OH	23.12	17,470	403.9	25.89	21.45	23.26	-0.60	-5.63	-1.58	1.39	1.27	18.57	12.66	175.97
FFIC Flushing Fin. Corp. of NY	17.49	21,131	369.6	18.79	15.62	17.50	-0.06	8.84	2.46	1.02	1.00	10.34	9.48	134.24
FXCB Fox Chase Bncp MHC of PA(44.5)	13.87	14,680	90.6	13.95	12.25	13.62	1.84	38.70	2.74	0.18	0.17	8.37	8.37	52.26
FBTX Franklin Bank Corp of TX	19.57	23,589	461.6	21.88	16.50	19.10	2.46	17.75	-4.72	0.66	0.11	14.69	7.89	234.74
GSLA GS Financial Corp. of LA	19.98	1,266	25.3	22.01	16.01	19.40	2.99	17.88	0.91	1.67	1.70	21.55	21.55	133.00
PEDE Great Pee Dee Bancorp of SC	15.25	1,790	27.3	16.94	14.38	15.02	1.53	1.13	-1.61	1.01	0.99	15.01	14.65	119.69
GAFC Greater Atlant. Fin Corp of VA(8)	3.19	3,021	9.6	6.14	3.07	3.25	-1.85	-34.90	-28.15	-1.78	-2.14	3.38	3.06	98.45
GCBC Green Co Bcrp MHC of NY (44.4)	14.88	4,147	27.4	17.00	13.92	14.68	1.36	-6.94	-4.00	0.62	0.67	8.51	8.51	75.31
HFFC HF Financial Corp. of SD	17.90	3,977	71.2	18.95	15.45	17.50	2.29	-2.98	3.59	1.10	0.97	14.67	13.42	240.23
HMNF HMN Financial, Inc. of MN	34.03	4,315	146.8	36.10	30.51	34.27	-0.70	6.34	-1.39	1.95	1.75	21.59	20.68	226.60
HBNK Hampden Bancorp, Inc. of MA	12.37	7,950	98.3	13.00	12.20	12.33	0.32	23.70	23.70	0.20	0.21	12.35	12.35	69.97
HARL Harleysville Svgs Fin Cp of PA	17.07	3,861	65.9	19.93	14.81	17.13	-0.35	-2.18	-7.63	1.09	1.08	12.55	12.55	200.89
HWFG Harrington West Fncl Grp of CA	17.92	5,460	97.8	18.49	15.46	17.98	-0.33	12.00	3.88	1.52	1.59	12.06	10.87	209.93
HBOS Heritage Fn Gp MHC of GA(29.9)	16.41	11,170	55.1	17.00	11.00	16.52	-0.67	41.71	-1.44	0.18	0.18	6.10	6.01	34.07
HIFS Hingham Inst. for Sav. of MA	36.00	2,117	76.2	40.42	32.25	36.03	-0.08	-8.68	5.02	2.19	2.20	24.48	24.48	326.71
HOME Home Fed Bncp MHC of ID (40.8)	17.40	15,189	107.7	17.99	12.60	17.19	1.22	37.88	1.40	0.38	0.33	7.21	7.21	50.54
HFBC HopFed Bancorp, Inc. of KY	15.79	3,628	57.3	17.10	14.91	15.94	-0.94	-1.19	-1.93	1.13	1.16	14.39	11.95	209.23
HCBK Hudson City Bancorp, Inc of NJ	13.64	557,788	7,608.2	14.25	11.90	13.66	-0.15	11.17	-1.73	0.52	0.52	8.82	8.53	63.66
IFSB Independence FSB of DC	10.23	1,552	15.9	12.85	8.70	10.10	1.29	-14.03	1.49	-2.06	-2.59	8.31	8.31	102.13
ISBC Investors Bcrp MHC of NJ(45.7)	15.64	114,303	831.7	16.00	11.64	15.49	0.97	30.44	-0.57	0.27	0.29	7.89	7.89	47.65
JXSB Jcksnville Bcp MHC of IL(47.7)	13.25	1,985	12.5	14.38	12.05	13.40	-1.12	-6.43	2.40	0.52	0.50	10.57	9.12	130.59
JFBI Jefferson Bancshares Inc of TN	12.90	6,518	84.1	13.60	12.58	12.97	-0.54	-3.37	-0.92	0.23	0.25	11.39	11.39	50.70
KFED K-Fed Bancorp MHC of CA (37.3)	19.21	14,126	101.1	19.39	12.07	19.26	-0.26	57.46	1.91	0.37	0.37	6.59	6.28	53.50
KNBT KNBT Bancorp, Inc. of PA	16.13	26,333	424.8	17.52	15.09	16.26	-0.80	1.90	-3.59	0.86	0.88	13.28	8.18	111.14
KFFB KY Fst Fed Bp MHC of KY (44.5)	10.16	8,474	38.5	11.25	9.76	10.45	-2.78	-7.47	-0.88	0.11	0.11	7.50	5.70	31.45
KRNY Kearny Fin Cp MHC of NJ (29.7)	15.53	71,623	334.5	17.07	12.91	15.38	0.98	18.82	-3.30	0.11	0.10	6.81	5.65	28.31
LSBX LSB Corp of No. Andover MA	16.65	4,594	76.5	18.50	16.00	16.50	0.91	-2.06	0.48	0.18	0.94	12.43	12.43	113.54
LSBI LSB Fin. Corp. of Lafayette IN	26.31	1,606	42.3	29.78	24.25	26.25	0.23	0.46	7.39	2.04	1.95	21.38	21.38	227.76
LSBK Lake Shore Bnp MHC of NY(45.0)	12.54	6,613	37.3	14.50	9.92	12.45	0.72	25.40	-0.16	0.29	0.31	8.27	8.27	52.98
LEGC Legacy Bancorp, Inc. of MA	15.90	10,309	163.9	16.20	13.65	15.60	1.92	9.66	0.32	0.27	0.41	14.55	14.25	78.41
LBCP Liberty Bancorp, Inc. of MO	11.00	4,760	52.4	11.04	8.60	10.68	3.00	24.15	2.52	0.32	0.29	10.29	10.29	60.41
MAFB MAF Bancorp, Inc. of IL	46.47	32,896	1,528.7	46.75	40.15	44.68	4.01	8.32	3.98	2.57	2.65	32.59	20.21	338.05
MFBC MFB Corp. of Mishawaka IN	33.50	1,324	44.4	36.19	28.55	33.53	-0.09	17.13	-2.08	2.81	2.81	30.28	27.59	379.11
MSBF MSB Fin Corp MHC of NJ (45.0)	11.93	5,621	30.2	12.50	11.77	11.90	0.25	19.30	19.30	0.24	0.25	7.30	7.30	52.86
MGYR Magyar Bancorp MHC of NJ(46.0)	13.95	5,924	38.0	14.05	10.39	13.76	1.38	33.37	1.38	0.21	0.54	8.00	8.00	69.33
MASB MassBank Corp. of Reading MA	32.69	4,318	141.2	35.00	32.00	32.61	0.25	0.58	-0.61	1.63	1.51	24.75	24.50	195.35
MFLR Mayflower Co-Op. Bank of MA	12.41	2,092	26.0	14.97	10.90	12.40	0.08	-5.12	1.89	0.53	0.60	9.24	9.21	115.91
CASH Meta Financial Group of IA	29.63	2,539	75.2	32.11	20.09	30.51	-2.88	40.29	-0.57	1.54	2.38	17.85	16.51	291.90
MFSF MutualFirst Fin. Inc. of IN	20.24	4,392	88.9	23.92	18.84	20.41	-0.83	-4.75	-4.53	1.29	1.26	20.01	16.60	225.57
NASB NASB Fin, Inc. of Grandview MO	39.49	8,319	328.5	44.06	31.77	37.17	6.24	6.16	-4.50	2.50	1.34	18.82	18.46	183.29
NECB NE Comm Bncrp MHC of NY (45.0)	12.04	13,225	71.7	12.39	10.75	12.09	-0.41	20.40	-2.03	0.13	0.13	7.30	7.30	21.94
NHTB NH Thrift Bancshares of NH	16.05	4,180	67.1	16.99	14.64	15.88	1.07	6.29	0.31	1.27	1.17	11.62	8.71	160.61
NVSL Naug Vlly Fin MHC of CT (44.2)	12.75	7,500	42.3	12.89	10.17	12.74	0.08	19.72	3.66	0.19	0.19	6.81	6.79	55.16
NTBK NetBank, Inc. of Alpharetta GA	3.71	46,397	172.1	7.69	3.69	3.82	-2.88	-49.66	-20.04	-2.47	-2.76	6.26	5.10	82.97
NEBS New England Bnchrs Inc. of CT	12.86	5,347	68.8	13.33	10.35	12.86	0.00	22.24	-2.87	0.18	0.17	10.70	10.38	50.90
NFSB Newport Bancorp, Inc. of RI	13.88	4,878	67.7	14.48	12.25	13.84	0.29	38.80	1.61	-0.58	-0.58	12.15	12.15	60.01
FFFD North Central Bancshares of IA	38.75	1,416	54.9	41.33	36.50	38.51	0.62	2.62	-1.27	3.36	3.36	30.37	26.88	363.35
NWSB Northwest Bcrp MHC of PA(39.1)	26.21	50,029	513.1	29.73	21.55	26.13	0.31	16.90	-4.55	1.03	0.98	12.08	8.78	130.48
OSHC Ocean Shr Hldg MHC of NJ(44.8)	13.34	8,621	51.5	13.75	11.40	13.50	-1.19	16.00	-2.98	0.39	0.39	7.20	7.20	65.27

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 2, 2007

		Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
		Price/	Outst-	Capital-			Last	Last	52 Wks	Dec 31,	12 Mo.	Core	Value/	Value/	Assets/
	Financial Institution	Share(1)	anding	ization(5)	High	Low	Week	Week	Ago(2)	2006(2)	EPS(3)	EPS(3)	Share	Share(4)	Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NASDAQ Listed OTC Companies (continued)															
OCFC	OceanFirst Fin. Corp of NJ	22.47	12,262	275.5	24.52	20.55	21.55	4.27	-3.44	-2.01	1.52	0.93	11.29	11.19	169.11
ONFC	Oneida Financl MHC of NY(44.6)	11.46	7,785	39.8	12.86	9.75	11.47	-0.09	-3.21	-2.96	0.49	0.46	7.17	4.60	55.78
ORIT	Oritani Fin Cp MHC of NJ(32.0)	15.40	40,552	199.8	16.00	14.88	15.52	-0.77	54.00	54.00	0.19	0.20	6.17	6.17	28.77
OSBK	Osage Bancshares, Inc. of OK	9.75	3,600	35.1	13.82	8.90	9.89	-1.42	9.18	-15.00	0.29	0.29	9.71	9.71	30.65
PSBH	PSB Hldgs Inc MHC of CT (45.2)	11.10	6,707	34.1	11.48	10.39	11.00	0.91	2.21	-0.36	0.29	0.28	7.66	6.45	71.50
PVFC	PVF Capital Corp. of Solon OH	10.98	7,720	84.8	10.98	9.70	10.80	1.67	0.83	3.88	0.81	0.80	9.07	9.07	118.18
PPBI	Pacific Premier Bncrp of CA	12.00	6,339	76.1	12.70	10.75	11.88	1.01	3.18	-1.48	1.17	0.79	9.20	9.20	115.34
PBCI	Pamrapo Bancorp, Inc. of NJ	23.55	4,976	117.2	26.50	18.78	23.25	1.29	17.46	-0.04	1.31	1.26	11.77	11.77	127.93
PFED	Park Bancorp of Chicago IL	33.99	1,115	37.9	36.00	31.10	33.50	1.46	3.50	1.52	-0.23	-0.23	26.35	26.35	203.04
PVSA	Parkvale Financial Corp of PA	30.15	5,692	171.6	34.60	27.00	29.60	1.86	8.06	-5.04	2.42	2.39	22.45	16.88	327.39
PRTR	Partners Trust Fin. Grp. of NY	11.77	44,113	519.2	12.07	10.08	11.51	2.26	0.26	1.12	0.53	0.56	11.19	5.45	84.95
PBHC	Pathfinder BC MHC of NY (35.8)	13.60	2,465	12.0	16.00	11.70	13.60	0.00	9.85	4.29	0.27	0.31	8.67	7.01	120.89
PFSB	PennFed Fin. Services of NJ(8)	21.07	12,837	270.5	21.15	15.86	19.89	5.93	16.86	9.06	0.90	0.91	9.69	9.69	181.84
PFDC	Peoples Bancorp of Auburn IN	19.13	3,186	60.9	22.25	15.60	18.80	1.76	-3.87	-1.24	1.02	1.10	19.70	18.91	157.36
PBCT	Peoples Bank MHC of CT (42.3)(8)	45.00	142,200	2,705.3	47.91	30.00	44.88	0.27	47.44	0.85	0.87	0.97	9.42	8.68	75.15
PCBI	Peoples Community Bcrp. of OH	17.35	4,830	83.8	21.83	16.35	17.53	-1.03	-15.32	-3.61	-0.34	-0.16	18.74	12.46	218.02
PROV	Provident Fin. Holdings of CA	28.25	6,697	189.2	33.15	27.09	28.33	-0.28	1.22	-7.13	2.09	1.13	19.99	19.99	264.35
PBNY	Provident NY Bncrp, Inc. of NY	14.67	42,716	626.6	16.00	10.95	14.80	-0.88	31.92	-2.07	0.46	0.47	9.63	5.59	65.47
PBIP	Prudential Bncp MHC PA (42.7)	13.50	12,064	65.6	14.40	12.00	13.43	0.52	12.03	0.75	0.32	0.32	7.25	7.25	39.16
PULB	Pulaski Fin Cp of St. Louis MO	16.03	9,957	159.6	18.50	15.05	15.67	2.30	-12.40	0.63	0.99	1.02	7.62	7.15	96.66
RPFG	Rainier Pacific Fin Group of WA	20.55	6,588	135.4	21.04	15.00	20.22	1.63	33.70	3.63	0.45	0.42	13.33	13.31	137.02
RIVR	River Valley Bancorp of IN	17.70	1,618	28.6	20.48	17.60	17.75	-0.28	-6.79	-1.94	1.08	1.03	14.68	14.66	206.13
RVSB	Riverview Bancorp, Inc. of WA	16.50	11,612	191.6	16.50	12.01	16.00	3.13	34.15	8.55	0.99	0.97	8.44	6.17	71.96
RCKB	Rockville Fin MHC of CT (45.0)	15.49	19,435	135.5	18.20	13.55	15.27	1.44	10.33	-13.22	0.41	0.40	8.08	8.02	62.42
ROMA	Roma Fin Corp MHC of NJ (31.0)	15.86	32,732	160.9	16.87	12.92	15.59	1.73	58.60	-4.23	0.12	0.12	7.13	7.11	26.70
ROME	Rome Bancorp, Inc. of Rome NY	12.56	8,465	106.3	13.00	11.03	12.66	-0.79	11.05	-1.49	0.40	0.40	9.13	9.13	35.28
SIFI	SI Fin Gp Inc MHC of CT (41.3)	12.85	12,422	66.0	12.85	10.35	12.26	4.81	13.72	4.73	0.24	0.25	6.56	6.50	59.89
SVBI	Severn Bancorp, Inc. of MD	21.50	9,151	196.7	21.50	16.93	20.40	5.39	23.14	11.86	1.75	1.72	9.10	9.06	99.46
SSFC	South Street Fin. Corp. of NC	9.15	2,955	27.0	9.98	8.38	9.29	-1.51	-2.66	-1.82	0.48	0.50	8.83	8.83	90.98
SUPR	Superior Bancorp of AL	11.34	34,652	393.0	11.94	10.39	11.14	1.80	-1.22	0.00	0.14	0.11	7.95	4.30	70.39
SYNF	Synergy Financial Group of NJ	16.38	11,382	186.4	16.69	12.71	16.52	-0.85	26.10	-0.61	0.36	0.36	8.65	8.59	86.66
THRD	TF Fin. Corp. of Newtown PA	30.26	2,874	87.0	33.49	26.54	30.32	-0.20	5.07	-2.39	1.92	1.88	21.09	21.51	227.43
TONE	TierOne Corp. of Lincoln NE	30.75	18,041	554.8	35.60	28.35	29.99	2.53	-5.00	-2.72	2.29	2.28	19.58	16.78	190.19
TSBK	Timberland Bancorp, Inc. of WA	36.74	3,671	134.9	39.06	24.50	36.72	0.05	47.20	-1.00	2.21	2.14	21.05	19.12	161.86
TRST	TrustCo Bank Corp NY of NY	10.53	74,873	788.4	12.87	10.38	10.50	0.29	-14.94	-5.31	0.61	0.61	3.20	3.19	42.22
UCBA	United Comm Bncp MHC IN (45.0)	12.49	8,464	47.6	13.70	10.25	11.95	4.52	24.90	4.26	0.13	0.15	7.53	7.53	42.08
UCFC	United Community Fin. of OH	12.21	30,977	378.2	13.30	11.06	12.00	1.75	-4.76	-0.25	0.78	0.72	9.08	7.95	87.28
UBNK	United Fin Grp MHC of MA(46.4)	14.62	17,155	116.4	14.97	11.46	14.38	1.67	25.49	5.94	0.35	0.39	7.95	7.93	57.17
UWBK	United Western Bncp, Inc of CO	20.50	7,557	154.9	24.60	18.75	20.04	2.30	-9.25	2.55	0.25	0.54	14.51	14.51	291.61
VPFG	ViewPoint Finl MHC of TX(45.0)	17.20	25,789	199.6	17.45	14.25	17.25	-0.29	72.00	1.53	0.11	0.10	8.25	8.25	60.37
WSFS	WSFS Financial Corp. of DE	70.69	6,642	469.5	70.85	57.22	67.65	4.49	12.89	5.62	4.51	4.68	31.37	31.15	451.63
WVFC	WVS Financial Corp. of PA	16.70	2,310	38.6	18.08	16.10	16.94	-1.42	2.77	1.21	1.57	1.57	12.87	12.87	183.20
WFSL	Washington Federal, Inc. of WA	23.72	87,434	2,073.9	24.48	21.55	22.76	4.22	-0.46	0.81	1.61	1.61	14.63	13.99	104.66
WAUW	Wauwatosa Hldg MHC of WI(30.4)	17.96	33,095	180.4	19.00	11.73	17.95	0.06	50.42	0.79	0.15	0.16	7.22	7.22	51.13
WAYN	Wayne Savings Bancshares of OH	14.35	3,249	46.6	15.85	13.78	14.49	-0.97	-8.89	-0.69	0.56	0.67	10.99	10.24	124.90
WFBC	Willow Financial Bcp Inc of PA	14.45	14,876	215.0	18.36	13.65	14.25	1.40	-5.80	-3.15	0.89	0.91	13.96	6.81	104.40

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B
Weekly Thrift Market Line - Part Two
Prices As Of February 2, 2007

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(128)	11.05	9.79	0.63	6.86	4.75	0.60	6.35	0.59	229.09	0.89	19.03	138.15	14.70	160.19	19.54	0.45	2.21	38.62
NYSE Traded Companies(13)	9.80	7.22	0.76	9.84	6.04	0.62	7.20	0.34	263.76	0.73	17.77	149.55	13.97	200.89	18.10	0.53	2.08	34.33
AMEX Traded Companies(5)	13.20	12.94	0.69	7.05	4.93	0.71	7.41	0.67	259.02	1.20	18.02	130.95	16.75	135.42	16.95	0.42	1.98	35.49
NASDAQ Listed OTC Companies(110)	11.10	9.96	0.61	6.48	4.58	0.59	6.20	0.63	222.46	0.90	19.25	137.08	14.69	156.72	19.82	0.44	2.24	39.36
California Companies(10)	7.72	7.62	0.93	12.87	8.41	0.66	9.18	0.24	377.92	0.69	13.41	142.37	11.10	144.97	16.30	0.53	1.74	22.87
Florida Companies(5)	6.43	5.88	0.55	9.04	5.18	0.49	7.02	0.52	115.80	0.80	18.34	167.22	11.43	202.52	19.88	0.07	0.57	20.76
Mid-Atlantic Companies(35)	10.71	8.63	0.70	7.55	4.48	0.69	7.43	0.28	277.17	0.91	18.43	152.79	15.61	188.93	18.57	0.46	2.54	44.42
Mid-West Companies(42)	10.72	9.69	0.60	6.42	4.74	0.58	6.21	1.05	96.79	0.86	19.97	125.29	13.14	139.97	20.04	0.51	2.56	43.20
New England Companies(16)	15.73	14.35	0.37	3.29	2.52	0.43	3.77	0.21	428.94	0.99	25.69	124.51	19.22	144.18	24.53	0.37	1.74	44.64
North-West Companies(5)	10.99	9.99	1.16	10.91	5.68	1.11	10.11	0.09	488.57	0.97	15.38	179.69	19.41	199.13	16.38	0.51	2.13	39.81
South-East Companies(17)	11.35	10.21	0.50	4.44	5.54	0.47	4.02	0.72	293.12	1.09	15.67	130.97	14.21	153.90	15.68	0.46	2.22	34.80
South-West Companies(2)	15.69	14.24	0.53	3.77	3.17	0.40	1.87	0.66	41.88	0.37	31.64	116.82	16.78	174.22	33.62	0.12	1.23	0.00
Western Companies (Excl CA)(1)	4.98	4.98	0.09	1.56	1.22	0.19	3.38	0.95	43.71	0.80	NM	141.28	7.03	141.28	37.96	0.00	0.00	0.00
Thrift Strategy(122)	11.22	9.96	0.62	6.72	4.71	0.59	6.21	0.59	231.92	0.89	19.13	136.85	14.80	159.51	19.63	0.45	2.23	38.83
Mortgage Banker Strategy(4)	8.12	6.16	0.67	8.23	4.86	0.60	7.34	0.42	152.17	0.78	18.98	150.54	12.78	177.36	20.33	0.47	1.82	42.08
Real Estate Strategy(1)	7.67	7.67	0.69	8.93	7.38	0.68	8.82	1.57	30.99	0.62	13.56	121.06	9.29	121.06	13.73	0.30	2.73	37.04
Diversified Strategy(1)	6.95	6.90	1.03	15.94	6.38	1.07	16.54	0.19	461.00	1.34	15.67	225.34	15.65	226.93	15.10	0.32	0.45	7.10
Companies Issuing Dividends(112)	11.14	9.82	0.73	7.74	5.18	0.70	7.38	0.59	229.27	0.90	19.11	139.45	14.96	160.83	19.30	0.51	2.52	43.11
Companies Without Dividends(16)	10.43	9.62	-0.06	0.56	1.43	-0.16	-1.04	0.58	227.72	0.80	17.81	128.76	12.83	155.61	23.11	0.00	0.00	0.00
Equity/Assets <6%(11)	5.21	4.85	0.49	9.35	6.57	0.45	8.20	0.49	158.01	0.69	13.23	142.71	7.48	166.70	19.23	0.31	1.62	21.25
Equity/Assets 6-12%(81)	8.66	7.69	0.66	8.06	5.36	0.61	7.36	0.71	199.69	0.88	17.61	146.02	12.55	164.02	17.77	0.51	2.31	37.73
Equity/Assets >12%(36)	17.69	15.59	0.59	3.65	2.98	0.60	3.69	0.37	315.63	0.96	25.00	119.95	21.15	150.36	24.73	0.35	2.15	48.84
Converted Last 3 Mths (no MHC)(3)	24.02	24.02	0.53	2.59	1.99	0.54	2.62	0.55	416.65	1.01	33.62	106.92	26.02	106.92	33.62	0.15	1.43	0.00
Actively Traded Companies(10)	9.48	8.29	0.71	7.50	4.41	0.78	8.12	0.36	204.25	0.78	20.06	153.84	14.48	170.39	20.06	0.75	2.62	51.49
Market Value Below $20 Million(3)	7.04	7.04	-0.68	-5.93	-5.08	-0.96	-9.21	0.54	53.47	0.56	10.02	112.23	8.02	112.23	10.73	0.10	0.95	19.05
Holding Company Structure(122)	11.17	9.85	0.65	7.07	4.92	0.62	6.58	0.60	227.36	0.89	19.10	138.72	14.90	161.88	19.64	0.45	2.24	39.17
Assets Over $1 Billion(52)	10.08	7.78	0.74	8.35	5.55	0.66	7.10	0.54	235.77	0.88	19.32	151.20	14.76	194.86	20.11	0.50	2.27	36.46
Assets $500 Million-$1 Billion(40)	10.34	9.62	0.67	7.43	5.06	0.68	7.54	0.55	224.60	0.85	17.53	139.19	14.14	151.41	18.94	0.48	2.09	39.96
Assets $250-$500 Million(26)	13.49	13.03	0.50	5.15	4.01	0.50	5.16	0.73	210.11	0.86	21.25	120.57	15.80	124.16	19.91	0.34	2.20	42.53
Assets less than $250 Million(10)	12.78	12.57	0.26	1.43	1.44	0.20	0.82	0.86	248.81	1.18	18.37	112.17	13.97	115.32	18.10	0.36	2.42	35.46
Goodwill Companies(88)	10.57	8.87	0.70	7.55	5.12	0.66	7.08	0.56	226.63	0.89	19.49	142.49	14.57	171.13	19.34	0.50	2.30	41.46
Non-Goodwill Companies(37)	11.90	11.90	0.46	5.26	3.83	0.43	4.82	0.71	233.27	0.89	17.15	129.38	14.87	129.38	19.60	0.35	2.01	30.99
Acquirors of FSLIC Cases(4)	9.48	9.28	0.23	1.34	-0.64	0.06	-0.71	0.59	125.72	0.62	12.37	136.65	13.39	139.31	13.14	0.37	1.35	28.72

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualised
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 2, 2007

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(40)	15.23	14.62	0.50	3.38	1.73	0.53	3.64	0.36	267.34	0.70	29.52	196.09	29.65	206.67	30.62	0.24	1.44	24.98
AMEX Traded Companies(1)	15.26	15.26	1.04	6.79	4.75	1.13	7.38	0.53	137.19	0.87	21.05	138.57	21.15	138.57	19.35	0.30	2.50	52.63
NASDAQ Listed OTC Companies(39)	15.23	14.60	0.49	3.29	1.65	0.51	3.53	0.35	272.16	0.70	30.58	197.64	29.88	208.51	31.64	0.24	1.41	23.52
California Companies(1)	12.32	11.74	0.70	5.64	1.93	0.70	5.64	0.00	0.00	0.44	NM	291.50	35.91	305.89	NM	0.40	2.08	0.00
Mid-Atlantic Companies(23)	15.94	15.33	0.50	3.07	1.67	0.55	3.52	0.39	265.93	0.69	27.35	185.12	29.76	197.87	28.13	0.16	1.08	17.76
Mid-West Companies(6)	16.29	15.15	0.43	3.23	1.66	0.44	3.31	0.54	104.83	0.60	25.48	198.74	30.57	209.19	26.50	0.54	2.59	28.85
New England Companies(6)	12.17	11.78	0.51	3.99	2.20	0.52	4.07	0.20	329.42	0.82	38.03	180.72	22.10	187.01	38.62	0.17	1.32	45.08
South-East Companies(2)	14.69	14.37	0.62	4.32	1.63	0.62	4.32	0.31	319.98	1.09	NM	270.70	39.71	277.20	NM	0.36	2.07	0.00
South-West Companies(1)	13.67	13.67	0.18	1.78	0.64	0.17	1.62	0.21	205.89	0.69	NM	208.48	28.49	208.48	NM	0.20	1.16	0.00
Western Companies (Excl CA)(1)	14.27	14.27	0.77	5.44	2.18	0.67	4.72	0.05	745.36	0.59	NM	241.33	34.43	241.33	NM	0.22	1.26	57.89
Thrift Strategy(39)	15.23	14.62	0.50	3.38	1.73	0.53	3.64	0.36	267.34	0.70	29.52	196.09	29.65	206.67	30.62	0.24	1.44	24.98
Companies Issuing Dividends(27)	14.84	13.94	0.59	4.38	2.24	0.59	4.45	0.29	250.61	0.71	27.67	196.45	29.03	211.45	29.85	0.36	2.18	55.50
Companies Without Dividends(13)	15.98	15.91	0.34	1.45	0.75	0.40	2.08	0.53	302.65	0.68	35.99	195.40	30.85	197.48	32.92	0.00	0.00	0.00
Equity/Assets <6%(1)	4.25	3.93	-0.92	-19.69	-8.42	-0.92	-19.69	0.35	98.64	0.57	NM	262.65	11.17	284.29	NM	0.00	0.00	0.00
Equity/Assets 6-12%(11)	10.17	9.52	0.52	5.20	2.64	0.57	5.86	0.40	288.32	0.74	29.48	197.06	20.32	213.12	29.19	0.44	2.07	24.87
Equity/Assets >12%(28)	17.80	17.19	0.55	3.49	1.73	0.56	3.59	0.33	264.92	0.69	29.56	193.12	34.31	200.95	32.04	0.16	1.22	25.01
Holding Company Structure(36)	14.99	14.34	0.49	3.35	1.73	0.52	3.63	0.37	262.08	0.73	29.52	193.85	28.92	204.93	30.62	0.24	1.42	23.66
Assets Over $1 Billion(9)	15.32	14.48	0.52	3.95	1.67	0.52	3.91	0.44	173.37	0.65	31.61	236.00	35.77	252.23	32.73	0.40	1.31	0.00
Assets $500 Million-$1 Billion(11)	14.43	14.29	0.40	1.70	0.78	0.40	1.68	0.26	370.28	0.65	34.21	220.99	31.04	225.78	35.85	0.17	1.05	32.19
Assets $250-$500 Million(19)	15.62	14.82	0.52	3.84	2.09	0.57	4.35	0.36	265.43	0.75	29.43	169.21	26.80	181.01	30.12	0.21	1.64	28.19
Assets less than $250 Million(1)	15.26	15.26	1.04	6.79	4.75	1.13	7.38	0.53	137.19	0.87	21.05	138.57	21.15	138.57	19.35	0.30	2.50	52.63
Goodwill Companies(18)	13.83	12.45	0.41	2.56	1.43	0.42	2.60	0.33	323.77	0.76	30.07	198.98	27.54	222.62	32.34	0.27	1.80	38.59
Non-Goodwill Companies(22)	16.37	16.37	0.58	4.04	1.97	0.61	4.48	0.38	305.09	0.66	28.82	193.75	31.37	193.75	28.89	0.22	1.14	20.44
MHC Institutions(40)	15.23	14.62	0.50	3.38	1.73	0.53	3.64	0.36	267.34	0.70	29.52	196.09	29.65	206.67	30.62	0.24	1.44	24.98
MHC Converted Last 3 Months(3)	15.87	15.87	0.51	3.26	1.88	0.56	3.56	0.52	138.59	0.91	NM	185.61	31.29	185.61	35.74	0.06	0.59	24.64

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IB (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 2, 2007

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
Financial Institution		(%)	(%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	(%)	(%)	(%)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	5.64	4.78	0.80	13.65	5.88	0.77	13.27	0.26	144.05	0.93	17.02	244.67	13.80	288.75	17.51	1.04	3.43	58.43
BFF	BFC Financial Corp. of FL	2.27	1.11	0.18	8.10	6.16	0.01	0.64	0.45	125.55	0.92	16.24	131.56	2.99	270.61	NM	0.00	0.00	0.00
BBX	BankAtlantic Bancorp of FL	8.08	6.79	0.24	2.92	1.89	0.18	2.22	0.53	121.15	0.94	NM	153.72	12.42	182.85	NM	0.16	1.21	64.00
DSL	Downey Financial Corp. of CA	8.65	8.63	1.20	15.78	9.99	1.04	13.69	0.39	91.37	0.43	10.01	146.53	12.68	146.86	11.55	0.48	0.65	6.51
FED	FirstFed Financial Corp. of CA	7.58	7.57	1.27	20.25	11.18	1.23	19.62	0.11	960.78	1.27	8.94	163.55	12.40	163.86	9.23	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.39	5.39	0.60	11.59	9.68	0.46	9.00	1.05	26.91	0.38	10.34	115.38	6.22	115.38	13.32	0.60	4.06	41.96
GLK	Great Lakes Bancorp, Inc of NY	15.68	14.26	-0.01	-0.08	-0.07	-0.01	-0.08	0.15	266.17	0.68	NM	108.89	17.08	119.72	NM	0.00	0.00	NM
NDE	IndyMac Bancorp, Inc. of CA	6.88	6.50	1.36	19.19	11.79	-0.37	-5.23	0.51	43.58	0.32	8.49	143.56	9.87	151.98	NM	2.00	5.02	42.55
NYB	New York Community Bcrp of NY	12.84	5.00	0.79	6.23	4.23	0.95	7.51	0.13	255.70	0.43	23.64	137.31	17.62	352.24	19.61	1.00	5.79	NM
NAL	NewAlliance Bancshares of CT	18.80	11.85	0.70	3.69	2.73	0.72	3.77	0.15	351.40	0.98	36.62	132.48	24.91	210.20	35.83	0.24	1.46	53.33
PFB	PFF Bancorp, Inc. of Pomona CA	8.68	8.66	1.27	14.98	6.76	1.27	14.98	0.20	436.88	1.01	14.79	207.99	18.06	208.63	14.79	0.68	2.01	29.69
PFS	Provident Fin. Serv. Inc of NJ	17.39	10.01	0.92	5.23	4.73	0.92	5.23	0.12	444.40	0.86	21.15	114.86	19.98	199.57	21.15	0.40	2.17	45.98
SOV	Sovereign Bancorp, Inc. of PA	9.45	3.34	0.58	6.35	3.54	0.83	9.00	0.37	160.91	0.75	28.27	143.66	13.57	NM	19.95	0.32	1.24	35.16
AMEX Traded Companies																			
CNY	Carver Bancorp, Inc. of NY	6.26	5.51	0.33	4.61	5.44	0.53	7.36	0.50	133.90	0.84	18.37	84.19	5.27	95.61	11.51	0.36	2.20	40.45
FDT	Federal Trust Corp of FL	7.39	7.39	0.52	7.99	4.05	0.50	7.60	1.38	47.06	0.77	24.68	175.39	12.97	175.39	25.95	0.16	1.58	39.02
GOV	Gouverneur Bcp MHC of NY(42.8)	15.26	15.26	1.04	6.79	4.75	1.13	7.38	0.51	137.19	0.87	21.05	138.57	21.15	138.57	19.35	0.30	2.50	52.63
WFD	New Westfield Fin. Inc. of MA	29.04	29.04	0.56	3.18	1.38	0.56	3.18	0.08	757.08	1.39	NM	120.18	34.90	120.18	NM	0.20	1.83	NM
TSH	Teche Hlding Cp of N Iberia LA	9.27	8.71	1.06	11.78	6.84	1.08	12.00	0.73	98.04	0.91	14.62	168.34	15.61	179.25	14.36	1.20	2.48	36.25
WSB	Washington SB, FSB of Bowie MD	14.04	14.04	0.96	7.69	6.94	0.87	6.94	NA	NA	2.10	14.41	106.67	14.98	106.67	15.98	0.16	1.82	26.23
NASDAQ Listed OTC Companies																			
ABBC	Abington Com Bcp MHC PA (42.9)(8)	12.33	12.33	0.76	5.90	2.25	0.78	6.03	0.03	645.23	0.26	NM	262.20	32.32	262.20	NM	0.24	1.23	54.55
ALLBD	Alliance Bank MHC of PA (45.0)	12.35	12.35	0.42	3.43	2.38	0.50	4.02	0.52	138.59	1.15	NM	143.82	17.77	143.82	35.74	0.17	1.76	73.91
ASBI	Ameriana Bancorp of IN	7.14	6.96	0.07	0.89	0.80	0.05	0.62	1.34	47.75	1.23	NM	114.02	8.20	117.73	NM	0.16	1.27	NM
ABNJ	American Bancorp of NJ	21.48	21.48	0.36	1.47	1.18	0.36	1.47	0.41	101.63	0.53	NM	137.60	29.55	137.60	NM	0.16	1.35	NM
ABCW	Anchor BanCorp Wisconsin of WI	7.38	6.94	0.99	13.30	6.61	0.94	12.55	0.50	81.72	0.48	15.14	195.45	14.42	207.92	16.04	0.68	2.29	34.69
ACFC	Atl Cst Fed Cp of GA MHC(36.8)	11.47	11.11	0.70	5.72	2.17	0.70	5.72	0.40	143.29	0.71	NM	272.38	31.25	281.35	NM	0.48	2.67	NM
BCSB	BCSB Bankcorp MHC of MD (36.5)	4.25	3.93	-0.92	-19.69	-8.42	-0.92	-19.69	0.35	98.64	0.57	NM	262.65	11.17	284.29	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI	15.24	13.62	0.62	4.05	3.01	0.59	3.83	0.29	124.71	0.62	33.19	136.57	20.82	152.81	35.25	0.30	2.51	NM
BFIN	BankFinancial Corp. of IL	20.24	18.20	0.72	3.56	2.68	0.72	3.56	0.53	140.80	0.90	37.29	134.38	27.20	149.42	37.29	0.28	1.56	58.33
BKUNA	BankUnited Fin. Corp. of FL	5.60	5.40	0.74	13.83	9.12	0.65	12.17	0.16	169.44	0.33	10.97	134.20	7.52	139.36	12.46	0.02	0.07	0.78
BFBC	Benjamin Frkln Bncrp Inc of MA	11.97	7.95	0.53	4.32	3.73	0.65	5.31	0.21	314.84	0.90	26.84	115.38	13.81	173.86	21.86	0.16	1.05	28.07
BHLB	Berkshire Hills Bancorp of MA	12.01	6.36	0.53	4.48	3.74	0.66	5.56	NA	NA	1.14	26.76	116.50	13.99	219.87	21.58	0.56	1.62	43.41
BRBI	Blue River Bancshares of IN	8.37	6.79	0.67	8.25	6.86	0.67	8.25	2.78	28.70	0.98	14.59	116.80	9.78	144.10	14.59	0.08	1.34	19.51
BOFI	Bofi Holding, Inc. Of CA	8.24	8.24	0.39	4.46	4.92	0.35	3.95	NA	NA	0.37	20.31	98.76	7.32	98.76	22.94	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.94	5.94	0.59	10.84	9.98	0.55	10.11	NA	NA	0.66	10.02	101.35	6.02	101.35	10.73	0.20	1.90	19.05
BRKL	Brookline Bancorp, Inc. of MA	24.58	22.42	0.90	3.55	2.52	0.88	3.45	0.10	NA	1.28	39.62	142.24	34.96	155.90	NM	0.34	2.52	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	20.18	20.18	1.35	6.54	2.78	1.35	6.54	0.07	587.63	0.62	36.03	227.35	45.87	227.35	36.03	0.12	0.85	30.77
CITZ	CFS Bancorp, Inc of Munster IN	10.51	10.40	0.42	3.92	3.22	0.39	3.60	1.73	47.83	1.39	31.04	125.84	13.23	127.13	33.86	0.48	3.22	NM
CFFN	Capitol Fd Fn MHC of KS (21.5)	10.53	10.53	0.58	5.58	1.61	0.58	5.58	0.10	55.29	0.08	NM	346.23	36.45	346.23	NM	2.00	4.95	NM
CEBK	Central Bncrp of Somerville MA	7.21	6.81	0.33	4.54	3.47	0.25	3.52	0.28	244.76	0.89	28.85	128.21	9.24	135.76	37.14	0.72	2.23	64.29
CFBK	Central Federal Corp. of OH	13.02	13.02	-0.40	-3.17	-2.30	-0.51	-4.10	0.18	499.26	1.18	NM	114.73	14.94	114.73	NM	0.36	4.86	NM
CHEV	Cheviot Fin Cp MHC of OH(42.1)	23.23	23.23	0.60	2.41	1.44	0.63	2.53	NA	NA	0.34	NM	170.78	39.68	170.78	NM	0.28	2.13	NM
CBNK	Chicopee Bancorp, Inc. of MA	24.09	24.09	-0.59	-3.33	-2.16	-0.59	-3.33	0.15	409.01	0.78	NM	107.75	25.96	107.75	NM	0.00	0.00	NM
CZWI	Citizens Comm Bncorp Inc of WI	24.40	22.04	0.41	1.68	1.87	0.41	1.68	0.63	46.94	0.32	NM	89.66	21.88	99.28	NM	0.20	2.08	NM
CTZN	Citizens First Bancorp of MI	9.79	9.08	0.51	5.06	3.87	0.52	5.21	1.61	49.98	0.90	25.82	128.20	12.55	138.23	25.11	0.36	1.32	33.96
CSBC	Citizens South Banking of NC	11.57	7.30	0.75	6.37	5.12	0.75	6.37	0.29	268.60	1.12	19.54	123.37	14.27	195.37	19.54	0.30	2.29	44.78
CSBK	Clifton Svg Bp MHC of NJ(43.3)	23.43	23.43	0.32	1.35	0.73	0.32	1.35	NA	NA	0.31	NM	108.80	44.23	108.80	NM	0.20	1.62	NM
CFCP	Coastal Fin. Corp. of SC(8)	6.81	6.81	1.17	18.43	5.39	1.20	18.86	0.34	225.96	1.16	18.56	310.58	21.14	310.58	18.15	0.20	1.24	22.99
COBK	Colonial Bank MHC of NJ (46.0)	9.78	9.78	0.43	4.15	2.31	0.41	4.03	0.04	889.86	0.67	NM	174.60	17.07	174.60	NM	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA	8.33	8.33	0.98	11.87	7.80	0.98	11.87	0.42	160.64	0.77	12.81	143.53	11.95	143.53	12.81	0.26	2.09	26.80
DCOM	Dime Community Bancshars of NY	9.16	7.41	0.98	10.46	6.28	0.93	9.96	0.09	552.30	0.57	15.93	167.88	15.37	207.44	16.73	0.56	4.19	66.67
ESBF	ESB Financial Corp. of PA	6.73	4.38	0.47	7.02	6.00	0.56	8.47	0.18	137.69	0.84	16.68	112.95	7.60	173.39	13.83	0.40	3.53	58.82
ESBK	Elmira Svgs Bank, FSB of NY	6.74	6.66	0.82	11.92	6.98	0.91	13.36	0.08	579.79	0.74	14.32	162.47	10.94	164.27	12.78	0.84	2.83	40.58
FFDF	FFD Financial Corp of Dover OH	11.79	11.79	1.10	9.35	8.67	1.01	8.59	0.81	60.15	0.54	11.53	107.83	12.71	107.83	12.55	0.56	3.04	35.00
FMCO	FMS Fin Corp. of Burlington NJ(8)	6.46	6.34	0.45	7.32	2.64	0.45	7.32	0.31	139.64	1.17	37.81	267.39	17.27	272.14	37.81	0.12	0.37	14.12
FFCO	FedFirst Fin MHC of PA (45.8)	16.29	15.90	-0.02	-0.15	-0.11	0.15	0.89	0.44	68.53	0.51	NM	138.44	22.55	141.78	NM	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.09	5.72	0.56	9.42	7.18	0.47	7.83	0.43	92.46	0.59	13.93	125.50	7.65	133.64	16.77	0.56	2.96	41.18
FBTC	First BancTrust Corp of IL	9.06	8.73	0.38	4.04	3.89	0.34	3.59	0.84	102.79	1.34	25.69	102.57	9.29	106.45	28.90	0.24	2.08	53.33
FBEI	First Bancorp of Indiana of IN	9.38	8.77	0.23	2.44	2.54	0.17	1.79	NA	NA	0.51	39.44	96.41	9.04	103.08	NM	0.60	3.38	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 2, 2007

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
FBSI	First Bancshares, Inc. of MO	11.65	11.51	-0.03	-0.23	-0.23	0.05	0.41	NA	NA	1.68	NM	101.23	11.79	102.43	NM	0.16	0.93	NM
FCAP	First Capital, Inc. of IN	9.63	8.35	0.81	8.47	7.02	0.76	7.94	1.14	43.85	0.69	14.25	119.29	11.49	137.66	15.20	0.68	3.73	53.13
FCLF	First Clover Leaf Fin Cp of IL	27.32	23.91	0.82	3.17	1.46	0.91	3.54	0.28	145.95	0.59	NM	113.45	31.00	129.62	NM	0.24	2.06	NM
FCFL	First Community Bk Corp of FL	8.81	8.70	1.09	12.32	4.66	1.10	12.45	0.08	NA	1.02	21.46	241.22	21.26	244.37	21.24	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	10.46	7.94	1.04	10.01	7.48	0.95	9.19	0.66	142.35	1.09	13.38	130.29	13.63	171.63	14.58	1.00	3.43	45.87
FFNM	First Fed of N. Michigan of MI	12.41	10.99	0.31	2.43	3.17	0.32	2.52	1.60	36.94	0.79	31.55	78.14	9.70	88.24	30.50	0.20	2.19	68.97
FFBH	First Fed. Bancshares of AR	8.86	8.86	0.85	9.53	6.18	0.84	9.34	2.12	13.20	0.37	16.19	158.58	14.06	158.58	16.51	0.60	2.42	39.22
FFBI	First Federal Bancshares of IL(8)	6.45	6.00	0.16	2.64	1.97	0.16	2.64	0.38	74.46	0.51	NM	130.14	8.39	139.87	NM	0.48	2.10	NM
FFSX	First Federal Bankshares of IA	11.60	8.52	0.48	4.22	3.97	0.43	3.77	1.60	57.64	0.45	25.19	104.80	12.16	142.73	28.17	0.42	1.96	49.41
FFCH	First Fin. Holdings Inc. of SC	7.08	6.22	1.04	15.33	6.23	1.00	14.65	0.21	257.85	0.70	16.04	233.76	16.55	266.03	16.78	1.00	2.75	44.05
FFHS	First Franklin Corp. of OH	7.81	7.81	0.36	4.41	3.71	0.48	5.90	1.42	31.90	0.53	26.92	116.67	9.12	116.67	20.11	0.36	2.06	55.38
FKFS	First Keystone Fin., Inc of PA	5.48	5.48	0.20	3.71	2.48	0.25	4.66	0.52	123.47	1.03	NM	145.36	7.97	145.36	32.09	0.00	0.00	0.00
FMSB	First Mutual Bncshrs Inc of WA	6.49	6.49	1.01	17.03	7.42	0.82	13.83	0.14	654.50	1.07	13.48	212.11	13.76	212.11	16.60	0.36	1.62	21.82
FNFG	First Niagara Fin. Group of NY	17.05	7.61	1.18	6.91	5.71	1.18	6.91	0.22	408.64	1.27	17.51	119.90	20.44	268.59	17.51	0.52	3.49	61.18
FPTB	First PacTrust Bancorp of CA	9.92	9.92	0.60	5.99	3.85	0.60	5.99	NA	NA	0.64	25.98	151.66	15.05	151.66	25.98	0.68	2.45	63.55
FPFC	First Place Fin. Corp. of OH	10.55	7.19	0.84	8.36	6.01	0.77	7.64	0.87	87.15	0.94	16.63	124.50	13.14	182.62	18.20	0.62	2.68	44.60
FFIC	Flushing Fin. Corp. of NY	7.70	7.06	0.83	10.79	5.83	0.81	10.58	0.12	216.18	0.30	17.15	169.15	13.03	184.49	17.49	0.44	2.52	43.14
FXCB	Fox Chase Bncp MHC of PA(44.5)	16.02	16.02	0.35	2.85	1.30	0.33	2.69	0.60	112.55	1.45	NM	165.71	26.54	165.71	NM	0.00	0.00	0.00
FBTX	Franklin Bank Corp of TX	6.26	3.36	0.31	4.55	3.37	0.05	0.76	0.66	41.68	0.25	39.55	133.22	8.34	248.04	NM	0.00	0.00	0.00
GSLA	GS Financial Corp. of LA	16.20	16.20	1.23	8.04	8.36	1.25	8.18	0.28	760.08	3.82	11.96	92.71	15.02	92.71	11.75	0.40	3.00	33.95
PEDE	Great Pee Dee Bancorp of SC	12.54	12.24	0.84	6.73	6.62	0.83	6.60	0.28	318.56	1.07	15.10	101.60	12.74	104.10	15.40	0.64	4.20	63.37
GAFC	Greater Atlant. Fin Corp of VA(8)	3.43	3.11	-1.54	-35.39	NM	-1.85	-42.54	NA	NA	0.67	NM	94.38	3.24	104.25	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (44.4)	11.30	11.30	0.84	7.54	4.17	0.91	8.15	0.02	NA	0.67	24.00	174.85	19.76	174.85	22.21	0.50	3.36	NM
HFFC	HF Financial Corp. of SD	5.91	5.41	0.44	7.50	6.15	0.39	6.61	0.43	132.25	0.77	16.27	122.02	7.21	133.38	18.45	0.42	2.35	38.18
HMNF	HMN Financial, Inc. of MN	9.53	9.13	0.85	9.10	5.73	0.76	8.17	1.04	84.96	1.27	17.45	157.62	15.02	164.56	19.45	1.00	2.94	51.28
HBNK	Hampden Bancorp, Inc. of MA	17.91	17.91	0.29	1.62	1.62	0.30	1.70	1.01	76.22	1.16	NM	100.16	17.94	100.16	NM	0.00	0.00	0.00
HARL	Harleysville Svgs Fin Cp of PA	6.25	6.25	0.55	8.76	6.39	0.54	8.68	NA	NA	0.50	15.66	136.02	8.50	136.02	15.81	0.68	3.98	62.39
HWFG	Harrington West Fncl Grp of CA	5.74	5.18	0.73	13.36	8.48	0.77	13.97	0.10	498.72	0.78	11.79	148.59	8.54	164.86	11.27	0.50	2.79	32.89
HBOS	Heritage Fn Gp MHC of GA(29.9)	17.90	17.64	0.54	2.93	1.10	0.54	2.93	0.22	496.67	1.47	NM	269.02	48.17	273.04	NM	0.24	1.46	NM
HIFS	Hingham Inst. for Sav. of MA	7.49	7.49	0.70	9.22	6.08	0.70	9.26	0.02	NA	0.66	16.44	147.06	11.02	147.06	16.36	0.80	2.22	36.53
HOME	Home Fed Bncp MHC of ID (40.8)	14.27	14.27	0.77	5.44	2.18	0.67	4.72	0.05	745.36	0.59	NM	241.33	34.43	241.33	NM	0.22	1.26	57.89
HFBC	HopFed Bancorp, Inc. of KY	6.88	5.71	0.60	8.16	7.16	0.62	8.38	0.15	389.00	0.90	13.97	109.73	7.55	132.13	13.61	0.48	3.04	42.48
HCBK	Hudson City Bancorp, Inc of NJ	13.85	13.40	0.92	5.75	3.81	0.92	5.75	0.08	103.36	0.16	26.23	154.65	21.43	159.91	26.23	0.32	2.35	61.54
IFSB	Independence FSB of DC	8.14	8.14	-1.96	-22.69	-20.14	-2.46	-28.52	0.54	53.47	0.46	NM	123.10	10.02	123.10	NM	0.00	0.00	NM
ISBC	Investors Bcrp MHC of NJ(45.7)	16.56	16.56	0.57	3.43	1.73	0.62	3.68	0.07	176.47	0.20	NM	198.23	32.82	198.23	NM	0.00	0.00	0.00
JXSB	Jcksnville Bcp MHC of IL(47.7)	8.09	6.98	0.40	5.09	3.92	0.39	4.89	0.30	241.58	1.25	25.48	125.35	10.15	145.29	26.50	0.30	2.26	57.69
JFBI	Jefferson Bancshares Inc of TN	22.47	22.47	0.47	1.99	1.78	0.51	2.16	0.08	791.14	0.78	NM	113.26	25.44	113.26	NM	0.24	1.86	NM
KFED	K-Fed Bancorp MHC of CA (37.3)	12.32	11.74	0.70	5.64	1.93	0.70	5.64	NA	NA	0.44	NM	291.50	35.91	305.89	NM	0.40	2.08	NM
KNBT	KNBT Bancorp, Inc. of PA	11.95	7.36	0.75	6.24	5.33	0.77	6.39	0.22	257.95	1.05	18.76	121.46	14.51	197.19	18.33	0.32	1.98	37.21
KFFB	KY Fst Fed Bp MHC of KY (44.5)	23.85	18.12	0.35	1.47	1.08	0.35	1.47	0.53	51.43	0.43	NM	135.47	32.31	178.25	NM	0.40	3.94	NM
KRNY	Kearny Fin Cp MHC of NJ (29.7)	24.06	19.96	0.39	1.58	0.71	0.35	1.44	NA	NA	0.73	NM	228.05	54.86	274.87	NM	0.20	1.39	NM
LSBX	LSB Corp of No. Andover MA	10.95	10.95	0.16	1.45	1.08	0.82	7.55	0.22	369.00	1.50	NM	133.95	14.66	133.95	17.71	0.56	3.36	NM
LSBI	LSB Fin. Corp. of Lafayette IN	9.39	9.39	0.89	9.82	7.75	0.85	9.38	2.52	27.83	0.80	12.90	123.06	11.55	123.06	13.49	0.80	3.04	39.22
LSBK	Lake Shore Bnp MHC of NY(45.0)	15.61	15.61	0.54	5.86	2.31	0.58	6.26	0.37	93.92	0.58	NM	151.63	23.67	151.63	NM	0.12	0.96	41.38
LEGC	Legacy Bancorp, Inc. of MA	18.56	18.17	0.35	1.88	1.70	0.53	2.86	0.09	749.36	0.80	NM	109.28	20.28	111.58	38.78	0.12	0.75	44.44
LBCP	Liberty Bancorp, Inc. of MO	17.03	17.03	0.54	4.34	2.91	0.49	3.93	1.08	68.74	NA	34.38	106.90	18.21	106.90	37.93	0.10	0.91	31.25
MAFB	MAF Bancorp, Inc. of IL	9.64	5.98	0.75	8.11	5.53	0.78	8.36	0.46	77.21	0.51	18.08	142.59	13.75	229.94	17.54	1.08	2.32	42.02
MFBC	MFB Corp. of Mishawaka IN	7.99	7.28	0.73	9.60	8.39	0.73	9.60	1.66	87.59	1.47	11.92	110.63	8.84	121.42	11.92	0.66	1.97	23.49
MSBF	MSB Fin Corp MHC of NJ (45.0)	13.81	13.81	0.45	3.29	2.01	0.47	3.42	NA	NA	0.41	NM	163.42	22.57	163.42	NM	0.00	0.00	0.00
MGYR	Magyar Bancorp MHC of NJ(46.0)	11.54	11.54	0.32	4.34	1.51	0.82	11.16	1.70	52.59	1.10	NM	174.38	20.12	174.38	25.83	0.00	0.00	0.00
MASB	MassBank Corp. of Reading MA	12.67	12.54	0.81	6.71	4.99	0.75	6.21	NA	NA	0.66	20.06	132.08	16.73	133.43	21.65	1.12	3.43	68.71
MFLR	Mayflower Co-Op. Bank of MA	7.97	7.95	0.46	5.90	4.27	0.52	6.68	NA	NA	1.24	23.42	134.31	10.71	134.74	20.68	0.40	3.22	NM
CASH	Meta Financial Group of IA	6.12	5.66	0.52	9.05	5.20	0.80	13.99	0.56	143.81	1.60	19.24	165.99	10.15	179.47	12.45	0.52	1.75	33.77
MFSF	MutualFirst Fin. Inc. of IN	8.87	7.36	0.58	6.41	6.37	0.57	6.27	0.76	107.35	0.95	15.69	101.15	8.97	121.93	16.06	0.60	2.96	46.51
NASB	NASB Fin, Inc. of Grandview MO	10.27	10.07	1.34	13.68	6.33	0.72	7.33	0.99	52.91	0.59	15.80	209.83	21.55	213.92	29.47	0.90	2.28	36.00
NECB	NE Comm Bncrp MHC of NY (45.0)	33.27	33.27	0.57	2.45	1.08	0.57	2.45	NA	NA	0.60	NM	164.93	54.88	164.93	NM	0.00	0.00	0.00
NHTB	NH Thrift Bancshares of NH	7.23	5.42	0.79	11.11	7.91	0.73	10.24	0.13	476.01	0.80	12.64	138.12	9.99	184.27	13.72	0.52	3.24	40.94
NVSL	Naug Vlly Fin MHC of CT (44.2)	12.35	12.31	0.37	2.80	1.49	0.37	2.80	0.15	339.36	0.67	NM	187.22	23.11	187.78	NM	0.20	1.37	NM
NTBK	NetBank, Inc. of Alpharetta GA	7.54	6.15	-2.56	-31.42	NM	-2.87	-35.11	2.51	27.41	0.92	NM	59.27	4.47	72.75	NM	0.00	0.00	NM
NEBS	New England Bncshrs Inc. of CT	21.02	20.39	0.35	1.68	1.40	0.33	1.59	0.12	541.67	0.93	NM	120.19	25.27	123.89	NM	0.12	0.93	66.67
NFSB	Newport Bancorp, Inc. of RI	20.25	20.25	-0.95	-7.30	-4.18	-0.95	-7.30	NA	NA	0.76	NM	114.24	23.13	114.24	NM	0.00	0.00	NM
FFFD	North Central Bancshares of IA	8.36	7.40	0.96	11.03	8.67	0.96	11.03	0.42	158.88	0.74	11.53	127.59	10.66	144.16	11.53	1.32	3.41	39.29
NWSB	Northwest Bcrp MHC of PA(39.1)	9.26	6.73	0.79	8.63	3.93	0.75	8.21	0.78	73.30	0.85	25.45	216.97	20.09	298.52	26.74	0.80	3.05	NM
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	11.03	11.03	0.60	5.50	2.92	0.60	5.50	0.04	795.97	0.47	34.21	185.28	20.44	185.28	34.21	0.00	0.00	0.00
OCFC	OceanFirst Fin. Corp of NJ	6.68	6.62	0.91	13.62	6.76	0.56	8.33	0.19	261.12	0.57	14.78	199.03	13.29	200.80	24.16	0.80	3.56	52.63
ONFC	Oneida Financl MHC of NY(44.6)	12.85	8.25	0.87	7.03	4.28	0.82	6.60	0.01	NA	0.83	23.39	159.83	20.54	249.13	24.91	0.48	4.19	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 2, 2007

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi-dend Yield	Payout Ratio(7)
Financial Institution		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NASDAQ Listed OTC Companies (continued)																			
ORIT	Oritani Fin Cp MHC of NJ(32.0)	21.45	21.45	0.66	3.08	1.23	0.70	3.24	NA	NA	1.16	NM	249.59	53.53	249.59	NM	0.00	0.00	0.00
OSBK	Osage Bancshares, Inc. of OK	25.12	25.12	0.75	2.99	2.97	0.75	2.99	NA	NA	0.49	33.62	100.41	25.23	100.41	33.62	0.24	2.46	NM
PSBH	PSB Hldgs Inc MHC of CT (45.2)	10.71	9.02	0.43	3.84	2.61	0.42	3.70	0.31	113.82	0.80	38.28	144.91	15.52	172.09	39.64	0.24	2.16	NM
PVFC	PVF Capital Corp. of Solon OH	7.67	7.67	0.69	8.93	7.38	0.68	8.82	1.57	30.99	0.62	13.56	121.06	9.29	121.06	13.73	0.30	2.73	37.04
PPBI	Pacific Premier Bncrp of CA	7.98	7.98	1.05	13.53	9.75	0.71	9.13	0.12	369.22	0.58	10.26	130.43	10.40	130.43	15.19	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	9.20	9.20	1.01	11.01	5.56	0.97	10.59	0.28	150.23	0.59	17.98	200.08	18.41	200.08	18.69	0.92	3.91	70.23
PFED	Park Bancorp of Chicago IL	12.98	12.98	-0.11	-0.86	-0.68	-0.11	-0.86	1.16	21.46	0.37	NM	128.99	16.74	128.99	NM	0.72	3.12	NM
PVSA	Parkvale Financial Corp of PA	6.86	5.16	0.74	11.23	8.03	0.73	11.09	0.36	213.85	1.19	12.46	134.30	9.21	178.61	12.62	0.80	1.65	33.06
PRTR	Partners Trust Fin. Grp. of NY	13.17	6.42	0.62	4.64	4.50	0.65	4.90	0.15	642.62	1.50	22.21	105.18	13.86	215.96	21.02	0.28	2.38	52.83
PBHC	Pathfinder BC MHC of NY (35.8)	7.37	5.80	0.22	3.16	1.99	0.25	3.63	0.62	68.45	0.83	NM	156.86	11.25	194.01	NM	0.41	3.01	NM
PFSB	PennFed Fin. Services of NJ(8)	5.33	5.33	0.52	9.30	4.27	0.52	9.40	0.09	266.47	0.34	23.41	217.44	11.59	217.44	23.15	0.28	1.33	31.11
PPDC	Peoples Bancorp of Auburn IN	12.52	12.02	0.66	5.09	5.33	0.71	5.49	0.50	75.92	0.51	18.75	97.11	12.16	101.16	17.39	0.76	3.97	74.51
PBCT	Peoples Bank MHC of CT (42.3)(8)	12.53	11.55	1.14	9.35	1.93	1.27	10.43	0.22	323.14	0.79	NM	NM	59.88	NM	NM	1.00	2.22	NM
PCBI	Peoples Community Bcrp. of OH	8.60	5.72	-0.16	-1.85	-1.96	-0.07	-0.87	2.96	45.88	1.64	NM	92.58	7.96	139.25	NM	0.60	3.46	NM
PROV	Provident Fin. Holdings of CA	7.56	7.56	0.85	10.36	7.40	0.46	5.60	0.26	244.89	0.96	13.52	141.32	10.69	141.32	25.00	0.72	2.55	34.45
PBNY	Provident NY Bncrp, Inc. of NY	14.71	8.54	0.71	4.94	3.14	0.73	5.05	0.18	398.61	1.35	31.89	152.34	22.41	262.43	31.21	0.20	1.36	43.48
PBIP	Prudential Bncp MHC PA (42.7)	18.51	18.51	0.85	4.30	2.37	0.85	4.30	0.03	409.27	0.28	NM	186.21	34.47	186.21	NM	0.16	1.19	50.00
PULB	Pulaski Fin Cp of St. Louis MO	7.88	7.40	1.12	15.42	6.18	1.15	15.89	1.02	79.31	0.90	16.19	210.37	16.58	224.20	15.72	0.34	2.12	34.34
RPFG	Ranier Pacific Fin Group of WA	9.73	9.71	0.33	3.46	2.19	0.31	3.23	0.02	NA	1.30	NM	154.16	15.00	154.40	NM	0.24	1.17	53.33
RIVR	River Valley Bancorp of IN	7.12	7.11	0.54	7.52	6.10	0.51	7.17	NA	NA	0.95	16.39	120.57	8.59	120.74	17.18	0.80	4.52	74.07
RVSB	Riverview Bancorp, Inc. of WA	11.73	8.57	1.45	12.24	6.00	1.42	11.99	0.20	404.92	1.22	16.67	195.50	22.93	267.42	17.01	0.40	2.42	40.40
RCKB	Rockville Fin MHC of CT (45.0)	12.94	12.85	0.72	5.21	2.65	0.70	5.08	0.16	497.74	0.94	37.78	191.71	24.82	193.14	38.73	0.00	0.00	0.00
ROMA	Roma Fin Corp MHC of NJ (31.0)	26.70	26.63	0.43	2.09	0.76	0.43	2.09	NA	NA	0.27	NM	222.44	59.40	223.07	NM	0.00	0.00	0.00
ROME	Rome Bancorp, Inc. of Rome NY	25.88	25.88	1.12	3.97	3.18	1.12	3.97	0.38	173.33	0.74	31.40	137.57	35.60	137.57	31.40	0.32	2.55	NM
SIFI	SI Fin Gp Inc MHC of CT (41.3)	10.95	10.85	0.42	3.71	1.87	0.44	3.86	0.13	429.00	0.73	NM	195.88	21.46	197.69	NM	0.16	1.25	66.67
SVBI	Severn Bancorp, Inc. of MD	9.15	9.11	1.84	21.01	8.14	1.81	20.69	0.49	195.09	1.02	12.29	236.26	21.62	237.31	12.50	0.24	1.12	13.71
SSFC	South Street Fin. Corp. of NC	9.71	9.71	0.56	5.49	5.25	0.59	5.72	NA	NA	0.37	19.06	103.62	10.06	103.62	18.30	0.40	4.37	NM
SUPR	Superior Bancorp of AL	11.29	6.11	0.28	3.14	1.23	0.22	2.47	0.31	235.73	1.14	NM	142.64	16.11	263.72	NM	0.00	0.00	0.00
SYNF	Synergy Financial Group of NJ	9.98	9.91	0.42	4.28	2.20	0.42	4.28	0.13	484.50	0.78	NM	189.36	18.90	190.69	NM	0.24	1.47	66.67
THRD	TF Fin. Corp. of Newtown PA	10.15	9.46	0.83	8.64	6.35	0.81	8.46	0.27	248.45	0.59	15.76	131.05	13.31	140.68	16.10	0.80	2.64	41.67
TONE	TierOne Corp. of Lincoln NE	10.29	8.82	1.24	12.47	7.45	1.24	12.41	0.99	97.17	1.09	13.43	157.05	16.17	183.25	13.49	0.28	0.91	12.23
TSBK	Timberland Bancorp, Inc. of WA	13.01	11.81	1.43	10.42	6.02	1.39	10.09	0.02	NA	0.90	16.62	174.54	22.70	192.15	17.17	0.72	1.96	32.58
TRST	TrustCo Bank Corp NY of NY	7.58	7.56	1.53	20.20	5.79	1.53	20.20	0.22	659.86	2.02	17.26	329.06	24.94	330.09	17.26	0.64	6.08	NM
UCBA	United Comm Bncp MHC IN (45.0)	17.89	17.89	0.31	2.51	1.04	0.36	2.90	0.42	144.30	1.00	NM	165.87	29.68	165.87	NM	0.28	2.24	NM
UCFC	United Community Fin. of OH	10.40	9.11	0.92	8.87	6.39	0.85	8.19	1.56	39.91	0.74	15.65	134.47	13.99	153.58	16.96	0.36	2.95	46.15
UBNK	United Fin Grp MHC of MA(46.4)	13.91	13.87	0.61	4.40	2.39	0.68	4.91	0.26	267.18	0.95	NM	183.90	25.57	184.36	37.49	0.24	1.64	68.57
UWBK	United Western Bncp, Inc of CO	4.98	4.98	0.09	1.56	1.22	0.19	3.38	0.95	43.71	0.80	NM	141.28	7.03	141.28	37.96	0.00	0.00	0.00
VPFG	ViewPoint Finl MHC of TX(45.0)	13.67	13.67	0.18	1.78	0.64	0.17	1.62	0.21	205.89	0.69	NM	208.48	28.49	208.48	NM	0.20	1.16	NM
WSFS	WSFS Financial Corp. of DE	6.95	6.90	1.03	15.94	6.38	1.07	16.54	0.19	461.00	1.34	15.67	225.34	15.65	226.93	15.10	0.32	0.45	7.10
WVFC	WVS Financial Corp. of PA	7.03	7.03	0.86	12.20	9.40	0.86	12.20	NA	NA	1.71	10.64	129.76	9.12	129.76	10.64	0.64	3.83	40.76
WFSL	Washington Federal, Inc. of WA	13.98	13.37	1.60	11.39	6.79	1.60	11.39	0.08	326.28	0.34	14.73	162.13	22.66	169.55	14.73	0.82	3.46	50.93
WAUW	Wauwatosa Hlds MHC of WI(30.4)	14.12	14.12	0.31	2.30	0.84	0.33	2.46	1.33	31.54	0.52	NM	248.75	35.13	248.75	NM	0.00	0.00	0.00
WAYN	Wayne Savings Bancshares of OH	8.80	8.20	0.45	5.09	3.90	0.54	6.09	0.24	153.56	0.62	25.63	130.57	11.49	140.14	21.42	0.48	3.34	NM
WFBC	Willow Financial Bcp Inc of PA	13.37	6.52	0.84	6.54	6.16	0.85	6.69	0.84	117.20	1.46	16.24	103.51	13.84	212.19	15.88	0.48	3.32	53.93

EXHIBIT 2

Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2006

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
CHEV	Cheviot Fin Cp MHC of OH(42.1)(1)	1,834	21	-7	0	1,848	9,423	0.20
COBK	Colonial Bank MHC of NJ (46.0)(1)	1,489	-44	15	0	1,460	4,522	0.32
FFCO	FedFirst Fin MHC of PA (45.8)(1)	-62	687	-234	0	391	6,803	0.06
GOV	Gouverneur Bcp MHC of NY(42.8)(1)	1,300	170	-58	0	1,412	2,292	0.62
GCBC	Green Co Bcrp MHC of NY (44.4)	2,571	323	-110	0	2,784	4,147	0.67
HBOS	Heritage Fn Gp MHC of GA(29.9)(1)	2,054	11	-4	0	2,061	11,170	0.18
JXSB	Jcksnville Bcp MHC of IL(47.7)(1)	1,042	-73	25	0	994	1,985	0.50
KFFB	KY Fst Fed Bp MHC of KY (44.5)(1)(5)	234	0	0	0	234	8,474	0.11
NVSL	Naug Vlly Fin MHC of CT (44.2)	1,447	0	0	0	1,447	7,500	0.19
PBHC	Pathfinder BC MHC of NY (35.8)(1)	676	124	-42	0	758	2,465	0.31

(1) Financial information is for the quarter ending September 30, 2006.
(5) Figures are for one quarter of financial data, EPS figures are annualized.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT 3

Pro Forma Analysis Sheet – Fully Converted Basis

EXHIBIT 3
PRO FORMA ANALYSIS SHEET
Tempo Bank, Trenton, IL
Prices as of February 2, 2007

Valuation Pricing Multiples		Symbol	Subject at Midpoint (1)	Peer Group Mean	Peer Group Median	Illinois Companies Mean	Illinois Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	42.65 x	24.23x	20.70x	27.02x	25.69x	19.91x	17.08x
Price-core earnings multiple	=	P/CE	45.13 x	26.19x	25.47x	27.91x	28.90x	20.76x	17.93x
Price-book ratio	=	P/B	67.76%	89.90%	88.14%	124.40%	128.99%	151.82%	137.60%
Price-tangible book ratio	=	P/TB	67.76%	93.14%	94.40%	148.88%	129.62%	171.23%	164.06%
Price-assets ratio	=	P/A	9.97%	21.30%	19.77%	19.60%	16.74%	18.23%	15.01%

Valuation Parameters

					As a % of Offering + Foundation
Pre-Conversion Earnings (Y)	**$129,000**	(Yr End 12/06)	ESOP Stock as % of Offering (I	8.00%	8.00%
Pre-Conversion Core Earnings	**$117,410**	(Yr End 12/06)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B)	**$6,060,000**	(12/06)	ESOP Amortization (T)	15.00 years	
Pre-Conv. Tang. Book Value (B)	**$6,060,000**	(12/06)	RRP Stock as % of Offering (M	4.00%	4.00%
Pre-Conversion Assets (A)	$83,055,000		Stock Programs Vesting (N)	5.00 years	
Reinvestment Rate: (9/06 1 Yr. T-Bill)	4.910%		Fixed Expenses	$687,500	
Tax rate (TAX)	39.00%		Variable Expenses (Midpoint)	$0	0.00%
A-T Reinvestment Rate(R)	3.00%		Percent Sold (PCT)	100.00%	
Est. Conversion Expenses (2)(X)	7.64%		MHC Assets	$0	
Insider Purchases	$400,000		Options as % of Offering (O1)	10.00%	10.00%
Price/Share	$10.00		Estimated Option Value (O2)	37.80%	
Foundation Cash Contrib. (FC)	$0		Option Vesting Period (O3)	5.00 years	
Foundation Stock Contrib. (FS)	0.00%		% of Options taxable (O4)	25.00%	
Foundation Tax Benefit (Z)	$0				

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$ V= $9,000,000

1. $V = \frac{P/E * (Y)}{- P/Core E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O}$ V= $9,000,000

2. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$ V= $9,000,000

2. $V = \frac{P/TB * (TB+Z)}{- P/TB * PCT * (1-X-E-M-FC-F}$ V= $9,000,000

3. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-FC-F}$ V= $9,000,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Market Value of Stock Sold in Offering	Market Value of Stock Issued in Offering
Supermaximum	0	1,190,250	0	1,190,250	$10.00	$11,902,500	$11,902,500
Maximum	0	1,035,000	0	1,035,000	10.00	10,350,000	$10,350,000
Midpoint	0	900,000	0	900,000	10.00	9,000,000	$9,000,000
Minimum	0	765,000	0	765,000	10.00	7,650,000	$7,650,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued
Supermaximum	0.000%	100.000%	0.000%	100.000%
Maximum	0.000%	100.000%	0.000%	100.000%
Midpoint	0.000%	100.000%	0.000%	100.000%
Minimum	0.000%	100.000%	0.000%	100.000%

(1) Pricing ratios shown reflect the midpoint value.
(2) Estimated offering expenses at midpoint of the offering.

EXHIBIT 4

Pro Forma Effect of Conversion Proceeds – Fully Converted Basis

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Tempo Bank, Trenton, IL
At the Minimum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$7,650,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$7,650,000**
2.	Offering Proceeds of Shares Sold In Offering	$7,650,000
	Less: Estimated Offering Expenses	(687,500)
	Net Conversion Proceeds	$6,962,500
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$6,962,500
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(918,000)
	Net Conversion Proceeds Reinvested	$6,044,500
	Estimated net incremental rate of return	3.00%
	Earnings Increase	$181,039
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(24,888)
	Less: Stock Programs Vesting (3)	(37,332)
	Less: Option Plan Vesting (4)	(52,195)
	Net Earnings Increase	$66,624

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2006 (reported)	$129,000	$66,624	$195,624
12 Months ended December 31, 2006 (core)	$117,410	$66,624	$184,034

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2006	$6,050,000	$6,044,500	$0	$12,094,500
December 31, 2006 (Tangible)	$6,050,000	$6,044,500	$0	$12,094,500

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2006	$83,055,000	$6,044,500	$0	$89,099,500

(1) Includes ESOP purchases equal to 8.00% of the offering, and stock program purchases equal to 4.00% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 39%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Tempo Bank, Trenton, IL
At the Midpoint of the Range

1.	**Market Value of Shares Sold In Offering:**	**$9,000,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$9,000,000**
2.	Offering Proceeds of Shares Sold In Offering	$9,000,000
	Less: Estimated Offering Expenses	(687,500)
	Net Conversion Proceeds	$8,312,500
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$8,312,500
	Less: Cash Contribution to MHC	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(1,080,000)
	Net Conversion Proceeds Reinvested	$7,232,500
	Estimated net incremental rate of return	3.00%
	Earnings Increase	$216,621
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(29,280)
	Less: Stock Programs Vesting (3)	(43,920)
	Less: Option Plan Vesting (4)	(61,406)
	Net Earnings Increase	$82,015

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2006 (reported)	$129,000	$82,015	$211,015
12 Months ended December 31, 2006 (core)	$117,410	$82,015	$199,425

5. Pro Forma Net Worth	Before Conversion	Net Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2006	$6,050,000	$7,232,500	$0	$13,282,500
December 31, 2006 (Tangible)	$6,050,000	$7,232,500	$0	$13,282,500

6. Pro Forma Assets	Before Conversion	Net Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2006	$83,055,000	$7,232,500	$0	$90,287,500

(1) Includes ESOP purchases equal to 8.00% of the offering, and stock program purchases equal to 4.00% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 39%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Tempo Bank, Trenton, IL
At the Maximum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$10,350,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$10,350,000**
2.	Offering Proceeds of Shares Sold In Offering	$10,350,000
	Less: Estimated Offering Expenses	(687,500)
	Net Conversion Proceeds	$9,662,500
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$9,662,500
	Less: Cash Contribution to MHC	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(1,242,000)
	Net Conversion Proceeds Reinvested	$8,420,500
	Estimated net incremental rate of return	3.00%
	Earnings Increase	$252,202
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(33,672)
	Less: Stock Programs Vesting (3)	(50,508)
	Less: Option Plan Vesting (4)	(70,617)
	Net Earnings Increase	$97,405

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended December 31, 2006 (reported)	$129,000	$97,405	$226,405
	12 Months ended December 31, 2006 (core)	$117,410	$97,405	$214,815

5.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	December 31, 2006	$6,050,000	$8,420,500	$0	$14,470,500
	December 31, 2006 (Tangible)	$6,050,000	$8,420,500	$0	$14,470,500

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	December 31, 2006	$83,055,000	$8,420,500	$0	$91,475,500

(1) Includes ESOP purchases equal to 8.00% of the offering, and stock program purchases equal to 4.00% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 39%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Tempo Bank, Trenton, IL
At the Supermaximum Value

1.	**Market Value of Shares Sold In Offering:**	**$11,902,500**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$11,902,500**
2.	Offering Proceeds of Shares Sold In Offering	$11,902,500
	Less: Estimated Offering Expenses	(687,500)
	Net Conversion Proceeds	$11,215,000
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$11,215,000
	Less: Cash Contribution to MHC	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(1,428,300)
	Net Conversion Proceeds Reinvested	$9,786,700
	Estimated net incremental rate of return	3.00%
	Earnings Increase	$293,121
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(38,723)
	Less: Stock Programs Vesting (3)	(58,084)
	Less: Option Plan Vesting (4)	(81,210)
	Net Earnings Increase	$115,105

		Before Conversion	Net Earnings Increase	After Conversion
4.	Pro Forma Earnings			
	12 Months ended December 31, 2006 (reported)	$129,000	$115,105	$244,105
	12 Months ended December 31, 2006 (core)	$117,410	$115,105	$232,515

		Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
5.	Pro Forma Net Worth				
	December 31, 2006	$6,050,000	$9,786,700	$0	$15,836,700
	December 31, 2006 (Tangible)	$6,050,000	$9,786,700	$0	$15,836,700

		Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
6.	Pro Forma Assets				
	December 31, 2006	$83,055,000	$9,786,700	$0	$92,841,700

(1) Includes ESOP purchases equal to 8.00% of the offering, and stock program purchases equal to 4.00% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 39%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

EXHIBIT 5

Pro Forma Analysis Sheet – Minority Stock Offering

EXHIBIT 5
PRO FORMA ANALYSIS SHEET
Tempo Bank, Trenton, IL
Prices as of February 2, 2007

Final Valuation Pricing Mult ple		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Illinois Companies Mean	Illinois Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	60.76 x	**23.51x**	**24.00x**	27.02x	25.69x	19.91x	17.08x
Price-core earnings multiple	=	P/CE	65.92 x	**22.69x**	**22.21x**	27.91x	28.90x	20.76x	17.93x
Price-book ratio	=	*P/B*	*101.23%*	***167.12%***	**163.82%**	124.40%	128.99%	151.82%	137.60%
Price-tangible book ratio	=	P/TB	101.23%	**177.89%**	**174.73%**	148.88%	129.62%	171.23%	164.06%
Price-assets ratio	=	P/A	10.48%	**24.52%**	**21.85%**	19.60%	16.74%	18.23%	15.01%

Valuation Parameters (2)

					As a % of Offering + Foundation	At Minimum Of Offering
Pre-Conversion Earnings (Y)	$127,502	(Yr End 12/06)	ESOP Stock Purchases (E)	8.711%	8.71%	7.62%
Pre-Conversion Core Earnings	$115,912	(Yr End 12/06)	Cost of ESOP Borrowings (S)	0.00%		
Pre-Conversion Book Value (B	$6,000,000		ESOP Amortization (T)	15.00 years		
Pre-Conv. Tang. Book Value (I	$6,000,000		Stock Programs Amount (M)	4.356%	4.36%	3.27%
Pre-Conversion Assets (A)	$83,005,000		Stock Programs Vesting (N)	5.00 years		
Reinvestment Rate:	4.91%		Fixed Expenses	**$630,000**		
Tax rate (TAX)	39.00%		Variable Expenses	**0.00%**		
A-T Reinvestment Rate(R)	3.00%		Percent Sold (PCT)	**45.0000%**		
Est. Conversion Expenses (1)(	15.56%		MHC Assets	**$50,000**		
Insider Purchases	**$400,000**		Options as % of Offering (O1)	10.89%	10.89%	
Price/Share	$10.00		Estimated Option Value (O2)	37.80%		
Foundation Cash Contrib. (FC	$0		Option Vesting Period (O3)	5.00 years		
Foundation Stock Contrib. (FS	0.00%		% of Options taxable (O4)	25.00%		
Foundation Tax Benefit (Z)	$0					

Calculation of Pro Forma Value After Conversion

1. $$V=\frac{P/E*(Y)}{1-P/E*PCT*((1-X-E-M-C-D)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$$ V= $9,000,000

1. $$V=\frac{P/E*(Y)}{P/Core\ E*PCT*((1-X-E-M-FC-FS)*R-(1-TAX)*E/T-(1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/}$$ V= $9,000,000

2. $$V=\frac{P/B*B}{1-P/B*PCT*(1-X-E-M-FC-FS)}$$ V= $9,000,000

2. $$V=\frac{P/TB*TB}{1-P/B*PCT*(1-X-E-M-FC-FS)}$$ V= $9,000,000

3. $$V=\frac{P/A*(A+Z)}{1-P/A*PCT*(1-X-E-M-FC-FS)}$$ V= $9,000,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Mark. Val of Stock Sold in Offering+Issued to Foundation	Full Value of Total Shares
Supermaximum	654,638	535,613	0	1,190,250	$10.00	$5,356,127	$11,902,500
Maximum	569,250	465,750	0	1,035,000	10.00	4,657,500	$10,350,000
Midpoint	*495,000*	*405,000*	0	**900,000**	10.00	4,050,000	$9,000,000
Minimum	420,750	344,250	0	765,000	10.00	3,442,500	$7,650,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued
Supermaximum	55.000%	45.000%	0.000%	100.000%
Maximum	*55.000%*	*45.000%*	*0.000%*	*100.000%*
Midpoint	55.000%	45.000%	0.000%	100.000%
Minimum	55.000%	45.000%	0.000%	100.000%

(1) Estimated offering expenses at midpoint of the offering.
(2) Reflects reduction in earnings, equity and assets due to $50,000 contributed to the MHC.

EXHIBIT 6

Pro Forma Effect of Stock Proceeds – Minority Stock Offering

Exhibit 6
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Tempo Bank, Trenton, IL
At the Minimum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$3,442,500**
	Market Value of Shares Issued to Foundation:	**0**
	Market Value of Shares Issued to MHC:	**4,207,500**
	Total Market Value of Company:	**$7,650,000**
2.	Offering Proceeds of Shares Sold In Offering	$3,442,500
	Less: Estimated Offering Expenses	630,000
	Net Conversion Proceeds	$2,812,500
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$2,812,500
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash ESOP/MRP Purchases (1)	(374,850)
	Net Proceeds Reinvested	$2,437,650
	Estimated net incremental rate of return	3.00%
	Earnings Increase	$73,010
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(10,671)
	Less: Stock Programs Vesting (3)	(13,720)
	Less: Option Plan Vesting (4)	(25,576)
	Net Earnings Increase	$23,044

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended December 31, 2006 (reported)	$127,502	$23,044	$150,547
	12 Months ended December 31, 2006 (core)	$115,912	$23,044	$138,957

5.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	December 31, 2006	$6,000,000	$2,437,650	$0	$8,437,650
	December 31, 2006 (Tangible)	$6,000,000	$2,437,650	$0	$8,437,650

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	December 31, 2006	$83,005,000	$2,437,650	$0	$85,442,650

(1) Includes ESOP purchases equal to 7.62% of the offering, and stock program purchases equal to 3.27% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 6
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Tempo Bank, Trenton, IL
At the Midpoint of the Range

1.	**Market Value of Shares Sold In Offering:**	**$4,050,000**
	Market Value of Shares Issued to Foundation:	**0**
	Market Value of Shares Issued to MHC:	**4,950,000**
	Total Market Value of Company:	**$9,000,000**
2.	Offering Proceeds of Shares Sold In Offering	$4,050,000
	Less: Estimated Offering Expenses	630,000
	Net Conversion Proceeds	$3,420,000
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$3,420,000
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash ESOP/MRP Purchases (1)	(529,200)
	Net Proceeds Reinvested	$2,890,800
	Estimated net incremental rate of return	3.00%
	Earnings Increase	$86,582
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(14,347)
	Less: Stock Programs Vesting (3)	(21,521)
	Less: Option Plan Vesting (4)	(30,089)
	Net Earnings Increase	$20,625

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended December 31, 2006 (reported)	$127,502	$20,625	$148,128
	12 Months ended December 31, 2006 (core)	$115,912	$20,625	$136,538

5.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	December 31, 2006	$6,000,000	$2,890,800	$0	$8,890,800
	December 31, 2006 (Tangible)	$6,000,000	$2,890,800	$0	$8,890,800

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	December 31, 2006	$83,005,000	$2,890,800	$0	$85,895,800

(1) Includes ESOP purchases equal to 8.00% of the offering, and stock program purchases equal to 4.36% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 6
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Tempo Bank, Trenton, IL
At the Maximum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$4,657,500**
	Market Value of Shares Issued to Foundation:	**0**
	Market Value of Shares Issued to MHC:	**5,692,500**
	Total Market Value of Company:	**$10,350,000**
2.	Offering Proceeds of Shares Sold In Offering	$4,657,500
	Less: Estimated Offering Expenses	630,000
	Net Conversion Proceeds	$4,027,500
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$4,027,500
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash ESOP/MRP Purchases (1)	(608,580)
	Net Proceeds Reinvested	$3,418,920
	Estimated net incremental rate of return	3.00%
	Earnings Increase	$102,400
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(16,499)
	Less: Stock Programs Vesting (3)	(24,749)
	Less: Option Plan Vesting (4)	(34,602)
	Net Earnings Increase	$26,550

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2006 (reported)	$127,502	$26,550	$154,052
12 Months ended December 31, 2006 (core)	$115,912	$26,550	$142,462

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2006	$6,000,000	$3,418,920	$0	$9,418,920
December 31, 2006 (Tangible)	$6,000,000	$3,418,920	$0	$9,418,920

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2006	$83,005,000	$3,418,920	$0	$86,423,920

(1) Includes ESOP purchases equal to 8.00% of the offering, and stock program purchases equal to 4.36% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 6
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Tempo Bank, Trenton, IL
At the Supermaximum Value

1.	Market Value of Shares Sold In Offering:	**$5,356,127**
	Market Value of Shares Issued to Foundation:	**0**
	Market Value of Shares Issued to MHC:	**6,546,372**
	Total Market Value of Company:	**$11,902,500**
2.	Offering Proceeds of Shares Sold In Offering	$5,356,130
	Less: Estimated Offering Expenses	630,000
	Net Conversion Proceeds	$4,726,130
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$4,726,130
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash ESOP/MRP Purchases (1)	(699,868)
	Net Proceeds Reinvested	$4,026,262
	Estimated net incremental rate of return	3.00%
	Earnings Increase	$120,591
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(18,974)
	Less: Stock Programs Vesting (3)	(28,461)
	Less: Option Plan Vesting (4)	(39,793)
	Net Earnings Increase	$33,362

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2006 (reported)	$127,502	$33,362	$160,865
12 Months ended December 31, 2006 (core)	$115,912	$33,362	$149,275

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2006	$6,000,000	$4,026,262	$0	$10,026,262
December 31, 2006 (Tangible)	$6,000,000	$4,026,262	$0	$10,026,262

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2006	$83,005,000	$4,026,262	$0	$87,031,262

(1) Includes ESOP purchases equal to 8.00% of the offering, and stock program purchases equal to 4.36% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

EXHIBIT 7

Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, valuation, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial service companies.

STRATEGIC & CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings improvement, operational matters and organizational issues. Strategy development typically focuses on: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation models provide the basis for evaluating the financial impact of alternative strategies and assessing their feasibility/compatibility with regulations and/or other guidelines.

MERGER & ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on enhancing shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES & DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and related applications. RP® Financial's consulting services are aided by in-house data bases and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience) & Contact Information

Ronald S. Riggins, Managing Director (26)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (22)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Senior Vice President (23)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Senior Vice President (21)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Senior Vice President (20)	(703) 647-6549	joren@rpfinancial.com

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

END